UNITED STATES

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Report of
African Development Bank

In respect of its

U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate

Reset Notes

Filed pursuant to Rule 3 of Regulation AFDB

Dated: 7 FEBRUARY 2024

The following information regarding the U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes (herein referred to as the “Notes”) of African Development Bank (the “Bank”) is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Drawdown Information Memorandum (attached hereto as Exhibit A).

Item 1. Description of Obligations

(a)	through (h).

See the Drawdown Information Memorandum under the caption "Conditions of the Notes", pages 20–32.

(b)	Citibank, N.A., London Branch, Citigroup Centre, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

(a)	See the Drawdown Information Memorandum under the caption "Subscription and Sale", pages 45-47.

On 30 January 2024 the Bank entered into a Subscription Agreement with Barclays Bank PLC, BNP Paribas, J.P. Morgan Securities plc, Goldman Sachs International and Merrill Lynch International (herein referred to collectively as the “Managers”), upon the terms set forth in the Subscription Agreement (attached hereto as Exhibit B).

(b)	See the Drawdown Information Memorandum, page ii. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$750,000,000.

(c)	Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Proceeds to the Bank*
Per Unit	100%	0.50%	99.50%
Total	U.S.$750,000,000	U.S.$3,750,000	U.S.$746,250,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

A management and underwriting commission of 0.50% was paid.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees**                              U.S.$93,000

Total U.S.$93,000

Item 6. Application of Proceeds

See the Drawdown Information Memorandum under the caption "Use of Proceeds" on pages 33-35.

Item 7. Exhibits

A.	Copy of the Drawdown Information Memorandum, dated 30 January 2024.

B.	Copy of the Subscription Agreement, dated 30 January 2024.

C.	Copy of the Opinion dated 7 February 2024, of the General Counsel and Director, Legal Services Department of the Bank, as to the legality of the Notes.

*	Without deducting expenses of the Bank.

**	The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2024 Borrowing Programme of the Bank.

Exhibit A

DRAWDOWN INFORMATION MEMORANDUM

AFRICAN DEVELOPMENT BANK

U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes

under its Global Debt Issuance Facility

Issue price: 100 per cent.

The U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes (the Notes) are to be issued by the African Development Bank (the Bank) under its Global Debt Issuance Facility on 7 February 2024 (the Issue Date).

Unless previously redeemed as set out in the terms and conditions of the Notes (the Conditions) and subject to the further provisions described in Condition 3.6 (Cancellation of Interest), the Notes will bear interest from (and including) the Issue Date to (but excluding) 7 August 2034 (the First Reset Date and, together with each date falling on the fifth anniversary thereof and each such subsequent date, each a Reset Date) at a fixed rate of 5.75 per cent. per annum. In respect of each period from (and including) a Reset Date to (but excluding) the next succeeding Reset Date (each a Reset Period), the Notes will bear interest at a rate per annum equal to the sum of (i) the CMT Rate on the relevant Reset Determination Date (each as defined herein) and (ii) the Initial Margin (as defined herein), converted in accordance with market convention to an annual rate and rounded in accordance with the Conditions.

Interest will be paid annually in arrear on 7 August of each year (each an Interest Payment Date) up to, and including, the due date for redemption of the Notes.

Payment of interest on the Notes shall be cancelled mandatorily upon the occurrence of a Trigger Event (as defined herein) and for so long as that Trigger Event is continuing or may be cancelled at the option of the Bank (in its sole and absolute discretion and for any reason in whole or in part), as set out in Condition 3.6 (Cancellation of Interest). Any interest payment so cancelled shall not constitute a default by the Bank under the Notes for any purpose. See "Risk Factors - Risks Related to the Structure of the Notes - Interest Payment under the Notes shall be cancelled mandatorily upon the occurrence of a Trigger Event or may be cancelled at the option of the Bank".

In case of a Permanent Write-Down Event (as defined herein), the Bank will (i) cancel any accrued and unpaid interest in respect of the Notes and no further interest shall accrue or be due and payable on the Notes at any time thereafter; and (ii) permanently reduce the outstanding principal amount of the Notes to zero and such principal amount shall, accordingly, equal zero at all times thereafter. A Permanent Write-Down Event shall not constitute a default by the Bank under the Notes for any purpose. See "Risk Factors - Risks Related to the Structure of the Notes - Upon the occurrence of a Permanent Write-Down Event, the Notes will be subject to a Permanent Write-Down".

The Notes are undated securities with no specified maturity date. The Bank may, at its sole and absolute discretion, redeem all (but not some only) of the Notes at their outstanding principal amount together with interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date on any date during the period commencing on (and including) the date falling three months prior to the next succeeding Reset Date and ending on (and including) such Reset Date. The Bank may also redeem all (but not some only) of the Notes at any time (A) following the occurrence of an Accounting Event or a Rating Event (each as defined herein) (i) at 101 per cent. of their outstanding principal amount at any time until 8 May 2034 and (ii) at any time thereafter at their outstanding principal amount or (B) upon the occurrence of a Substantial Repurchase Event (as defined herein) at their outstanding principal amount, in each case together with interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date and as further described in Condition 5 (Redemption, Substitution, Variation and Purchase). Notwithstanding any other provision of the Conditions, upon the occurrence of a Trigger Event, and for so long as that Trigger Event is continuing, the Bank may not redeem the Notes.

If an Accounting Event or a Rating Event has occurred, the Bank may, instead of giving notice to redeem the Notes pursuant to Condition 5.3 (Redemption following an Accounting Event or a Rating Event), either substitute all (but not some only) of the Notes for Qualifying

Deeply Subordinated Notes (as defined herein) or vary the terms of the Notes so that they remain or become Qualifying Deeply Subordinated Notes, without any requirement for the consent or approval of the Noteholders, as further described in Condition 5.5 (Substitution or Variation).

This drawdown Information Memorandum (the Information Memorandum) does not constitute a prospectus pursuant to Regulation (EU) 2017/1129 (the Prospectus Regulation) or the Prospectus Regulation as it forms part of United Kingdom (UK) domestic law (the UK Prospectus Regulation) by virtue of the European Union (Withdrawal) Act 2018 (the EUWA). This Information Memorandum also does not constitute a light prospectus pursuant to Part III of the Luxembourg Act dated 16 July 2019 on prospectuses for securities (the Luxembourg Act). Accordingly, this Information Memorandum does not purport to meet the format and the disclosure requirements of the Prospectus Regulation and Commission Delegated Regulation (EU) No. 2019/980 or the UK Prospectus Regulation and Commission Delegated Regulation (EU) No. 2019/980 as it forms part of UK domestic law by virtue of the EUWA. This Information Memorandum has not been, and will not be, submitted for approval to any competent authority within the meaning of the Prospectus Regulation or the UK Prospectus Regulation and in particular the Commission de Surveillance du Secteur Financier, in its capacity as competent authority under the Prospectus Regulation or the UK Financial Conduct Authority (the FCA), in its capacity as competent authority under the UK Prospectus Regulation.

Application has been made to the Luxembourg Stock Exchange for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange's regulated market. The Luxembourg Stock Exchange's regulated market is a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU) (as amended, MiFID II). References in this Information Memorandum to Notes being listed (and all related references) shall mean that the Notes have been admitted to trading on the Luxembourg Stock Exchange's regulated market and have been admitted to the Official List of the Luxembourg Stock Exchange.

The long-term senior debt of the Bank has been rated AAA by S&P Global Ratings Europe Limited (S&P), Aaa by Moody's Investors Service Inc. (Moody's) and AAA by Fitch Ratings Ltd. (Fitch). The subordinated debt of the Bank has been rated AA+ by S&P and AA+ by Fitch. The Notes are expected to be assigned a rating of AA- by S&P. As at the date of this Information Memorandum, S&P is established in the European Economic Area (the EEA) and registered under the Regulation (EC) No. 1060/2009 (as amended) (the CRA Regulation). Ratings issued by S&P have been endorsed by S&P Global Ratings UK Limited, a credit rating agency established in the UK and registered under Regulation (EC) No. 1060/2009 as it forms part of UK domestic law by virtue of the EUWA (the UK CRA Regulation). Moody's is established outside the EEA and the UK and has not applied for registration under the CRA Regulation or the UK CRA Regulation. Ratings by Moody's are endorsed by Moody's Deutschland GmbH and Moody's Investors Service Ltd., each of which is a credit rating agency established in the EEA and registered under the CRA Regulation or established in the UK and registered under the UK CRA Regulation, respectively, each in accordance with the CRA Regulation or the UK CRA Regulation, as applicable, and have not been withdrawn. Fitch is established in the UK and is registered under the UK CRA Regulation. Ratings issued by Fitch have been endorsed by Fitch Ratings Ireland Limited, a credit rating agency established in the EEA and registered under the CRA Regulation. A list of EU registered credit rating agencies is available on the European Securities and Markets Authority (ESMA) website at www.esma.europa.eu/supervision/credit-rating-agencies/risk. A list of UK registered credit rating agencies is available on the FCA website at https://www.fca.org.uk/markets/credit-rating-agencies/registered-certified-cras. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation. In addition, rating agencies may assign unsolicited ratings to the Notes. In such circumstances, there can be no assurance that the unsolicited rating(s) will not be lower than the comparable solicited ratings assigned to the Notes.

Interest on the Notes payable from (and including) the First Reset Date will be calculated by reference to the CMT Rate which is published in “H.15(519)” under the caption "treasury constant maturities (nominal)", which is provided by the Board of Governors of the Federal Reserve System (the Federal Reserve). As at the date of this Information Memorandum, the Federal Reserve is not included in the register of administrators and benchmarks established and maintained by ESMA pursuant to Article 36 of Regulation (EU) No. 2016/1011 (the EU Benchmarks Regulation) or the register of administrators of the FCA under Article 36 of Regulation (EU) No 2016/1011 as it forms part of UK domestic law by virtue of the EUWA (the UK Benchmarks Regulation and, together with the EU Benchmarks Regulations, the Benchmarks Regulations). As far as the Bank is aware, under Article 2 of the Benchmarks Regulations, the Federal Reserve as the administrator of the CMT Rate is not required to obtain authorisation or registration under the Benchmarks Regulations

The Notes are not required to be registered under the United States Securities Act of 1933 (the Securities Act). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the Commission). The Notes have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this information memorandum. Any representation to the contrary is a criminal offence in the United States.

The Notes will be in registered form in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof. The Notes will initially be represented by one or more certificates in registered form (the Certificates) which will be registered in the name of Cede & Co., as nominee for The Depositary Trust Company (DTC). It is expected that delivery of the Certificates will be made on 7 February 2024 or such later date as may be agreed (the Closing Date) by the Bank and the Managers (as defined under "Subscription and Sale").

THE NOTES ARE COMPLEX FINANCIAL INSTRUMENTS THAT INVOLVE A HIGH DEGREE OF RISK AND MAY NOT BE A SUITABLE INVESTMENT FOR ALL INVESTORS. PROSPECTIVE INVESTORS SHOULD HAVE REGARD TO THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" ON PAGE 7.

Structuring Advisers

BNP PARIBAS	GOLDMAN SACHS INTERNATIONAL

Joint Bookrunners

BARCLAYS	BNP PARIBAS	BOFA SECURITIES	GOLDMAN SACHS INTERNATIONAL

Co-Lead Manager

J.P. MORGAN

The date of this Information Memorandum is 30 January 2024.

The Bank represents that it has taken all reasonable care to ensure that the information concerning the Bank and the Notes contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank or the Notes the omission of which would make misleading any statement herein, whether of fact or of opinion.

Certain information under the heading “Clearing and Settlement Arrangements” has been extracted from information provided by DTC. The Bank confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by DTC, no facts have been omitted which would render the reproduced information inaccurate or misleading.

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated in it by reference (see “Documents Incorporated by Reference” below). This Information Memorandum shall be read and construed on the basis that those documents are incorporated and form part of this Information Memorandum. Other than in relation to those documents which are deemed to be incorporated by reference, the information on the websites to which this Information Memorandum refers does not form part of this Information Memorandum.

The Managers (as defined below) have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Bank in connection with the Notes.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any other information approved by the Bank in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Managers.

The issue of this Information Memorandum and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the Agreement), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the Conditions.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Managers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in preliminary or final form, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in the United States, the United Kingdom, Japan, Hong Kong and Singapore, see "Subscription and Sale".

Neither this Information Memorandum nor any other information supplied in connection with the offering of the Notes (a) is intended to provide the basis of any credit or other evaluation or (b) should be considered as a recommendation by the Bank or any of the Managers that any recipient of this Information Memorandum or any other information supplied in connection with the offering of the Notes should purchase the Notes. Each

i

investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Bank. Neither this Information Memorandum nor any other information supplied in connection with the offering of the Notes constitutes an offer or invitation by or on behalf of the Bank or any of the Managers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Information Memorandum nor the offering, sale or delivery of the Notes shall in any circumstances imply that the information contained herein concerning the Bank is correct at any time subsequent to the date hereof or that any other information supplied in connection with the offering of the Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Managers expressly do not undertake to review the financial condition or affairs of the Bank during the life of the Notes or to advise any investor in the Notes of any information coming to their attention.

Capitalised terms which are used but not defined in any particular section of this Information Memorandum will have the meaning attributed to them in “Conditions of the Notes” or any other section of this Information Memorandum. In addition, in this Information Memorandum, unless otherwise specified, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars.

In this Information Memorandum, unless the contrary intention appears, a reference to a law or a provision of a law is a reference to that law or provision as extended, amended or re-enacted.

IN CONNECTION WITH THE ISSUE OF THE NOTES, GOLDMAN SACHS INTERNATIONAL AS STABILISATION MANAGER (THE STABILISATION MANAGER) (OR PERSONS ACTING ON BEHALF OF THE STABILISATION MANAGER) MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILISATION MANAGER (OR PERSONS ACTING ON BEHALF OF THE STABILISATION MANAGER) WILL UNDERTAKE STABILISATION ACTION. ANY STABILISATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILISATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE STABILISATION MANAGER (OR PERSONS ACTING ON BEHALF OF ANY STABILISATION MANAGER) IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES.

Each purchaser or holder of interests in the Notes will be deemed, by its acceptance or purchase of any such Notes, to have made certain representations and agreements as set out in "Subscription and Sale".

PROHIBITION ON MARKETING AND SALES OF NOTES TO RETAIL INVESTORS

The Notes are complex financial instruments. They are not a suitable or appropriate investment for all investors, especially retail investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of certain securities with characteristics similar to the Notes. Potential investors in the Notes should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Notes (or any beneficial interests therein).

In the UK, the FCA Conduct of Business Sourcebook (COBS) requires, in summary, that certain securities with characteristics similar to the Notes should not be offered or sold to retail clients (as defined in COBS 3.4 and each a “retail client”) in the UK.

In October 2018, the Hong Kong Monetary Authority (the HKMA) issued guidance on enhanced investor protection measures on the sale and distribution of debt instruments with loss absorption features and related products (the HKMA Circular). Under the HKMA Circular, debt instruments with loss absorption features, being subject to the risk of being written-down or converted to ordinary shares, and investment products that invest mainly in, or whose returns are closely linked to the performance of such instruments, are to be targeted in Hong Kong at professional investors (as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the SFO) and any rules made under the SFO, a Hong Kong professional investor) only and are generally not suitable for retail investors in either the primary or secondary markets.

In Singapore, the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the SFA), the Financial Advisers Act (Chapter 110 of Singapore) (the FAA), the Guidelines on Fair Dealing - Board and Senior Management Responsibilities for Delivering Fair Dealing Outcomes to Customers (the Guidelines on Fair Dealing) and the Code of Conduct for Private Banking in Singapore (the PB Code) contain additional obligations and/or guidance in relation to the marketing, offer and sale of the Notes to investors in Singapore. The SFA, the FAA, the Guidelines on Fair Dealing and the PB Code are together referred to as the Singapore Regulations.

Each of the Managers is required to comply with COBS, the HKMA Circular and the Singapore Regulations (together, the Regulations) (as if the Regulations apply to the Notes).

By purchasing, or making or accepting an offer to purchase, any Notes (or a beneficial interest therein) from the Bank and/or any Manager (acting as Manager), each prospective investor represents, warrants, agrees with, and undertakes to, the Bank and the Managers that:

1.	it is not a retail client in the UK;

2.	it will not sell or offer the Notes (or any beneficial interest therein) to retail clients in the UK or communicate (including the distribution of this Information Memorandum, in preliminary or final form) or approve an invitation or inducement to participate in, acquire or underwrite the Notes (or any beneficial interests therein) where that communication, invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the UK;

3.	whether or not it is subject to the Regulations, it will not:

(i)	sell or offer the Notes (or any beneficial interests therein) to any retail clients or any person in Hong Kong that is not a Hong Kong professional investor or any person in Singapore that is not an “accredited investor” or an “institutional investor” (each as defined in Section 4A of the SFA, a Singapore professional investor); or

(ii)	communicate (including the distribution of this Information Memorandum) or approve an invitation or inducement to participate in, acquire or underwrite the Notes (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail or any person in Hong Kong or Singapore that is not a Hong Kong professional investor or a Singapore professional investor, respectively;

4.	if it is in Hong Kong, it is a Hong Kong professional investor; and

5.	if it is in Singapore, it is a Singapore professional investor.

In selling or offering the Notes or making or approving communications, invitations or inducements relating to the Notes, each prospective investor may not rely on the limited exemptions set out in COBS (as if COBS 22.3 applies to the Notes).

The above obligations and Regulations are in addition to the need to comply at all times with all other applicable laws, regulations and regulatory guidance (whether inside or outside the EEA the UK, Hong Kong or Singapore) relating to the promotion, offering, distribution and/or sale of the Notes (or any beneficial interest therein), whether or not specifically mentioned in this Information Memorandum, in preliminary or final form, including (without limitation) any requirements under MiFID II or the FCA Handbook as to determining the appropriateness and/or suitability of an investment in the Notes (or any beneficial interest therein) for investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Notes (or any beneficial interest therein) from the Bank and/or any of the Managers, the foregoing representations, warranties, agreements and undertakings will be given by and be binding on both the agent and its underlying client(s).

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET

The Bank is not subject to Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA (UK MiFIR) or the requirements of an "investment firm", "manufacturer" or "distributor" under the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules). For the purposes of UK MiFIR, each of Barclays Bank PLC, Goldman Sachs International and Merrill Lynch International shall be deemed to be a "manufacturer" in respect of the Notes. Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties (as defined in the FCA Handbook Conduct of Business Sourcebook), and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Notes are appropriate including investment advice, portfolio management, non-advised sales and pure execution services. Any person subsequently offering, selling or recommending the Notes (a distributor) should take into consideration the manufacturers' target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

MiFID II PRODUCT GOVERNANCE / TARGET MARKET

The Bank is not subject to MiFID II or the requirements of an "investment firm", "manufacturer" or "distributor" under the MiFID II product governance rules of EU Delegated Directive 2017/593. For the purposes of MiFID II, each of BNP Paribas and Goldman Sachs International shall be deemed to be a "manufacturer" in respect of the Notes. Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is professional investors and eligible counterparties only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate, including investment advice, portfolio management, non-advised sales and pure execution services. Any distributor should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT 2001 OF SINGAPORE, AS MODIFIED OR AMENDED FROM TIME TO TIME (THE SFA)

In connection with Section 309B(1)(C) of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the CMP Regulations 2018), the Bank has determined the classification of the Notes as prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i)	the information statement of the Bank (the Information Statement) dated 9 August 2023 available at https://www.afdb.org/en/documents/2023-information-statement;

(ii)	the financial report of the Bank for the year ended 31 December 2022 (including the financial statements of the Bank for the year ended 31 December 2022 and the independent auditor’s report thereon) available at https://www.afdb.org/en/documents/financial-report-2022; and

(iii)	the unaudited financial statements of the Bank in respect of the six months ended 30 June 2023 as published on the US Securities and Exchange Commission website,

except that any statement contained in any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in this Information Memorandum modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum.

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, financial report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

v

CONTENTS

Overview of the Notes

The following is an overview of certain information relating to the offering of the Notes, including the principal provisions of the terms and conditions thereof. This overview does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum. See, in particular, "Conditions of the Notes". Words and expressions defined in "Conditions of the Notes" shall have the same meanings in this overview.

This overview must be read as an introduction to this Information Memorandum and any decision to invest in the Notes should be based on a consideration of the Information Memorandum as a whole, including the documents incorporated by reference herein.

Issuer:	African Development Bank LEI: 549300LNCLMO3ITVCU07

Description of Notes:	U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes

Structuring Advisers:	BNP Paribas Goldman Sachs International

Joint Bookrunners:	Barclays Bank PLC BNP Paribas Goldman Sachs International Merrill Lynch International

Co-Lead Manager:	J.P. Morgan Securities plc

Issue Date:	7 February 2024

Maturity Date:	Undated. The Notes have no final maturity and are only redeemable or repayable as set out in the Conditions.

Optional Early Redemption:	The Bank may, at its sole and absolute discretion, on giving not less than 10 nor more than 60 calendar days' notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes on any date during the period commencing on (and including) the date falling three months prior to the next succeeding Reset Date and ending on (and including) such Reset Date (each such date, a Redemption Date), in each case at their outstanding principal amount together with interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

First Reset Date:	7 August 2034

Issue Price:	100 per cent. of the principal amount of the Notes.

1

Status of the Notes:

The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank and will rank:

(a)       pari passu and without any preference among themselves;

(b)       subordinated in right of payment to the repayment in full of all Senior Obligations; and

(c)       senior only to Junior Obligations.

No call shall be made on the callable capital of the Bank in accordance with the Agreement in respect of any obligations of the Bank deriving from the Notes and any call made by the Bank on its callable capital in accordance with the Agreement shall result in the Permanent Write-Down (as defined in Condition 4 (Permanent Write-Down)) of the Notes as provided in Condition 4 (Permanent Write-Down).

Negative Pledge:	There will be no negative pledge in respect of the Notes.

Interest and Interest Payment Dates:

The Notes will bear interest on their outstanding principal amount:

(a)       from (and including) the Issue Date to (but excluding) the First Reset Date at a fixed rate of 5.75 per cent. per annum (the Initial Interest Rate); and

(b)       for each Reset Period thereafter, at a rate per annum equal to the sum of (i) the CMT Rate on the relevant Reset Determination Date and (ii) the Initial Margin, converted in accordance with market convention to an annual rate and rounded in accordance with the Conditions (the Reset Interest Rate and, together with the Initial Interest Rate, each a Rate of Interest).

Interest will be paid annually in arrear on 7 August in each year (each an Interest Payment Date) up to, and including, the due date for redemption of the Notes. See Condition 3.1 (Interest Rate and Interest Payment Dates).

Initial Margin:	1.575 per cent. per annum

Cancellation of Interest:

Optional Interest Cancellation

Interest will be payable on each Interest Payment Date unless the Bank elects, in its sole and absolute discretion and for any reason, to cancel any such payment in whole or in part.

2

If the Bank does not make any payment of interest (or part thereof) on any Interest Payment Date, such non-payment shall evidence the cancellation of such interest payment (or relevant part thereof) and, accordingly, such interest (or part thereof) shall not in any such case be due and payable.

Mandatory Interest Cancellation

Upon the occurrence of a Trigger Event, the Bank shall cancel any accrued and unpaid interest due on the Interest Payment Date immediately following the relevant Determination Date and on any subsequent Interest Payment Date for so long as that Trigger Event is continuing.

A Trigger Event is deemed to occur if on any date on which the Bank’s annual audited financial statements are published (each a Determination Date), the ratio of Total Assets to Paid-in Capital and Reserves exceeds 7.5 to 1.0. Any such Trigger Event shall be deemed to be continuing until the next Determination Date on which the ratio of Total Assets to Paid-in Capital and Reserves is not more than 7.5 to 1.0.

Any interest payment so cancelled pursuant to Condition 3.6(a) (Optional Interest Cancellation) or Condition 3.6(b) (Mandatory Interest Cancellation) shall not constitute a default by the Bank under the Notes for any purpose.

Interest Payments Non-cumulative:	Interest payments in respect of the Notes will be non-cumulative. Accordingly, if any payment of interest (or part thereof) is not made in respect of the Notes as a result of any Optional Interest Cancellation in accordance with Condition 3.6(a) (Optional Interest Cancellation) or Mandatory Interest Cancellation in accordance with Condition 3.6(b) (Mandatory Interest Cancellation), then the right of Noteholders to receive the relevant interest payment (or part thereof) in respect of the relevant interest period will be extinguished and the Bank will have no obligation to pay such interest (or part thereof) accrued for such interest period or to pay any interest thereon, whether or not interest on the Notes is paid in respect of any future interest period. Noteholders shall have no rights to such cancelled interest (or part thereof) or to receive any additional interest or compensation as a result of such cancellation.

Bank undertaking in relation to interest cancellation	If, on any Interest Payment Date, any payment of interest is not made as a result of an Optional Interest Cancellation, or a Mandatory Interest Cancellation, the Bank shall not make any Discretionary Payments until the interest payment due on any subsequent Interest Payment Date is made in full, as

3

further described in Condition 3.6(c) (Bank Undertaking in relation to interest cancellation).

Permanent Write-Down

In the event that a call is made by the Bank on its callable capital in accordance with paragraph 4(a) of Article 7 of the Agreement in order to meet its obligations incurred (pursuant to paragraphs 1(b) and 1(d) of Article 14 of the Agreement) on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources (a Permanent Write-Down Event), the Bank will:

(a)       cancel any accrued and unpaid interest in respect of the Notes and no further interest shall accrue or be due and payable on the Notes at any time thereafter; and

(b)       permanently reduce the outstanding principal amount of the Notes to zero and such principal amount shall, accordingly, equal zero at all times thereafter,

(a Permanent Write-Down).

From and including a Permanent Write-Down Event, Noteholders will have no rights or claim against the Bank with respect to the payment of any principal, interest or other amount on or in respect of the Notes and the Bank shall have no further obligations under the Notes.

A Permanent Write-Down Event shall not constitute a default by the Bank under the Notes for any purpose or entitle Noteholders to institute proceedings or take any other action against the Bank.

See Condition 4 (Permanent Write-Down) and "Risk Factors - Risks Related to the Structure of the Notes - Upon the occurrence of a Permanent Write-Down Event, the Notes will be subject to a Permanent Write-Down" below.

Redemption following an Accounting Event or a Rating Event:	The Bank may, on giving not less than 10 nor more than 60 calendar days' notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes at any time following the occurrence of an Accounting Event or a Rating Event, (i) at 101 per cent. of their outstanding principal amount at any time until 8 May 2034 and (ii) at any time thereafter at their outstanding principal amount, together with interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

Redemption following a Substantial Repurchase Event:	The Bank may, on giving not less than 10 nor more than 60 calendar days' notice to Noteholders (which notice shall be

4

irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes at any time upon at least 75 per cent. in aggregate principal amount of the Notes issued on the Issue Date having been redeemed or purchased by or on behalf of the Bank and cancelled (a Substantial Repurchase Event) at their outstanding principal amount together with interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

Mandatory Redemption Deferral:	Upon the occurrence of a Trigger Event, and for so long as that Trigger Event is continuing, the Bank may not redeem the Notes.

Substitution or Variation:

If an Accounting Event or a Rating Event (each a Substitution or Variation Event) has occurred, then the Bank may (without any requirement for the consent or approval of the Noteholders), on giving not less than 10 nor more than 60 calendar days' notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for substitution or variation, as applicable) in accordance with Condition 11 (Notices), at any time either:

(a)       substitute all, but not some only, of the Notes for Qualifying Deeply Subordinated Notes; or

(b)       vary the terms of the Notes so that they remain or become Qualifying Deeply Subordinated Notes.

See Condition 5.5 (Substitution or Variation).

Events of Default:

There will be no events of default in respect of the Notes. There will be no cross default under the Notes.

Noteholders may, at their discretion and without further notice, institute proceedings against the Bank if the Bank fails to perform, observe or comply with any obligation, condition or provision relating to the Notes binding on it (other than any obligation of the Bank for the payment of any principal or interest in respect of the Notes), provided that the Bank shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

See Condition 8 (Enforcement Events, no Events of Default and no Cross Default) and "Risk Factors - Risks Related to the Structure of the Notes - There will be no events of default in respect of the Notes and no cross default under the Notes. Noteholders have no rights in relation to the enforcement of payments on the Notes" below.

5

Listing and admission to trading:	Application has been made to the Luxembourg Stock Exchange for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Luxembourg Stock Exchange's regulated market.

Governing Law:	The Notes will be governed by, and construed in accordance with, English law.

Form:	The Notes will be issued in registered form in denominations of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Ratings:

The Notes are expected to be assigned on issue a rating of AA- by S&P. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

In addition, rating agencies may assign unsolicited ratings to the Notes. In such circumstances, there can be no assurance that the unsolicited rating(s) will not be lower than the comparable solicited ratings assigned to the Notes.

Selling Restrictions:	The Notes are not required to be registered under the United States Securities Act of 1933 (the Securities Act). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission. In addition to the Regulations (as described above), the Notes may be sold in other jurisdictions only in compliance with applicable laws and regulations. See "Subscription and Sale" below.

Risk Factors:	For a discussion of certain risk factors relating to the Bank and the Notes that prospective investors should carefully consider prior to making an investment in the Notes, see "Risk Factors".

Use of Proceeds:

An amount equal (or equivalent in another currency) to the net proceeds of the Notes will be allocated by the Bank to finance and/or refinance, in whole or in part, a combined portfolio of new and/or existing Eligible Green Projects and Eligible Social Projects (as defined in "Use of Proceeds" below) included in the Bank’s Sustainable Project Portfolio, as further described in the Bank's Sustainable Bond Framework.

See "Use of Proceeds" below.

Security Codes:	ISIN: US008281BF39 Common Code: 269803894 CUSIP: 008281 BF3

6

Risk Factors

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in the Notes. Prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in the Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Conditions of the Notes" shall have the same meaning in this section.

FACTORS WHICH ARE MATERIAL FOR THE PURPOSE OF ASSESSING THE MARKET RISKS ASSOCIATED WITH THE NOTES

Risks Related to the Structure of the Notes

Claims of Noteholders under the Notes will be unsecured and deeply subordinated

The Notes are direct, unsecured and general obligations of the Bank. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank and will rank (a) pari passu and without any preference among themselves; (b) subordinated in right of payment to the repayment in full of all Senior Obligations; and (c) senior only to Junior Obligations. By virtue of such subordination, payments to a Noteholder will, in the events described in the Conditions, only be made after all obligations of the Bank resulting from higher ranking claims have been satisfied.

In addition, there is no restriction in the Conditions on the amount of debt which the Bank may issue or guarantee. A Noteholder may, therefore, recover less than the holders of unsubordinated or other prior ranking subordinated liabilities of the Bank.

No call shall be made on the callable capital of the Bank in accordance with the Agreement in respect of any obligations of the Bank deriving from the Notes and any call made by the Bank on its callable capital in accordance with the Agreement shall result in the Permanent Write-Down of the Notes as provided in Condition 4 (Permanent Write-Down).

Although subordinated debt securities, such as the Notes, may pay a higher rate of interest than comparable debt securities which are not subordinated, there is a real risk that an investor in subordinated securities such as the Notes will lose all or some of their investment. If the Bank does not have sufficient assets to settle claims in respect of all of its Senior Obligations in full, no payment in respect of the claims of Noteholders will be made and, as a result, Noteholders will lose the entire amount of their investment in the Notes. Similarly, the Notes will share equally in payment among themselves and with claims ranking pari passu with the Notes, so if the Bank does not have sufficient funds to make full payment on all such parity ranking claims, Noteholders will lose some (which may be substantially all) of their investment in the Notes.

Upon the occurrence of a Permanent Write-Down Event, the Notes will be subject to a Permanent Write-Down

Upon the occurrence of a Permanent Write-Down Event, (i) any accrued and unpaid interest in respect of the Notes will be cancelled and no further interest shall accrue or be due and payable on the Notes at any time thereafter; and (ii) the outstanding principal amount of the Notes will be permanently written-down to zero in accordance with Condition 4 (Permanent Write-Down). A Permanent Write-Down Event shall not constitute a default by the Bank under the Notes for any purpose.

A Permanent Write-Down Event will occur if a call is made by the Bank on its callable capital in accordance with paragraph 4(a) of Article 7 of the Agreement. A call on callable capital can be made pursuant to paragraph 4(a) of Article 7 only as and when required to meet the Bank’s obligations incurred, pursuant to paragraphs

7

1(b) and 1(d) of Article 14 of the Agreement, on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. Paragraphs 1(b) and 1(d) of Article 14 provide for the carrying out by the Bank of its operations by (under paragraph 1(b)) making or participating in direct loans out of funds borrowed or otherwise acquired by the Bank for inclusion in its ordinary capital resources or (under paragraph 1(d)) guaranteeing, in whole or part, loans made by others. For the purposes of the operations of the Bank under Article 14, the Bank may provide or facilitate financing for any regional member, political subdivision or any agency thereof or for any institution or undertaking in the territory of any regional member as well as for international or regional agencies or institutions concerned with the development of Africa.

In addition, prospective investors should be aware that any Permanent Write-Down of the Notes will be made without any losses being required to be borne by the Banks’ members in respect of their paid-in shares, although a Permanent Write-Down Event will only occur in the event that a call is made by the Bank on its callable capital to meet certain of its obligations as described above. Any Permanent Write-Down of the Notes is in addition to and separate from any mandatory cancellation of interest upon the occurrence of a Trigger Event pursuant to Condition 3.6(b) and could happen independently from (prior to or after) any mandatory cancellation of interest.

From and including a Permanent Write-Down Event, Noteholders will have no rights or claim against the Bank with respect to the payment of any principal, interest or other amount on or in respect of the Notes and the Bank shall have no further obligations under the Notes. Consequently, there is a real risk that an investor in the Notes will lose all of its investment. Therefore, the occurrence of any such event or any suggestion of such occurrence could materially adversely affect the rights of Noteholders, the market price of investments in the Notes and/or the ability of the Bank to satisfy its obligations under the Notes.

The Permanent Write-Down feature of the Notes may materially and adversely affect the market value of the Notes, even if a Permanent Write-Down Event does not occur. The perception by other Noteholders or potential investors that a Permanent Write-Down Event may occur in the future would reduce the price – if any – at which a potential investor is able to sell the Notes.

The Notes are undated securities with no scheduled maturity. Noteholders have no right to cause the Notes to be redeemed and therefore an investment in the Notes constitutes a financial risk for an indefinite period

The Notes are perpetual securities in respect of which there is no fixed maturity or redemption date. The Bank is under no obligation to redeem or repurchase the Notes at any time and the Noteholders have no right to call for redemption of the Notes. In addition, upon the occurrence of a Trigger Event, and for so long as that Trigger Event is continuing, the Bank may not redeem the Notes.

Therefore, prospective investors should be aware that they may be required to bear the financial risks of an investment in the Notes for an indefinite period and may not recover their investment in the foreseeable future.

There will be no events of default in respect of the Notes and no cross default under the Notes. Noteholders have no rights in relation to the enforcement of payments on the Notes

There will be no events of default in respect of the Notes. There will be no cross default under the Notes. The Conditions provide that the Notes are perpetual securities and there is, therefore, no obligation on the Bank to repay the principal on any given date. In addition, payments of interest on the Notes shall be cancelled mandatorily upon the occurrence of a Trigger Event or may be cancelled at the option of the Bank (in its sole and absolute discretion and for any reason), as set out in Condition 3.6 (Cancellation of Interest). Payments of interest on the Notes will also be cancelled in the event of the occurrence of a Permanent Write-Down Event.

Noteholders may institute proceedings against the Bank if the Bank fails to perform, observe or comply with any obligation, condition or provision relating to the Notes binding on it (other than any obligation of the Bank for the payment of any principal or interest in respect of the Notes), provided that the Bank shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

8

Accordingly, the Noteholders have no rights of enforcement in respect of payments under the Notes.

Interest Payment under the Notes shall be cancelled mandatorily upon the occurrence of a Trigger Event or may be cancelled at the option of the Bank

In accordance with Condition 3.6(b) (Mandatory Interest Cancellation), upon the occurrence of a Trigger Event, the Bank shall cancel any accrued and unpaid interest due on the Interest Payment Date immediately following the relevant Determination Date (being the date on which the Bank's audited financial statements are published) and on any subsequent Interest Payment Date for so long as that Triger Event is continuing. In addition, in accordance with Condition 3.6(a) (Optional Interest Cancellation), the Bank may elect, in its sole and absolute discretion and for any reason, to cancel (in whole or in part) any payment of interest which would otherwise be paid on any Interest Payment Date.

If the Bank does not make any payment of interest (or part thereof) on any Interest Payment Date, such non-payment shall evidence the cancellation of such interest payment (or relevant part thereof) and, accordingly, such interest (or part thereof) shall not in any such case be due and payable.

Any interest payment so cancelled pursuant to the Conditions shall not constitute a default by the Bank under the Notes for any purpose and the right of Noteholders to receive the relevant interest payment (or part thereof) in respect of any such interest period will be extinguished. The Bank will therefore have no obligation to pay any such interest (or part thereof) accrued for any such interest period or to pay any interest thereon. Noteholders shall have no rights to such cancelled interest (or part thereof) or to receive any additional interest or compensation as a result of such cancellation.

Any cancellation of interest payments will be likely to have an adverse effect on the market price of the Notes. In addition, as a result of such interest cancellation provisions of the Notes, the market price of the Notes may be more volatile than the market prices of other debt securities on which interest accrues that are not subject to the above provisions and may be more sensitive generally to adverse changes in the Bank's financial condition. The perception by other Noteholders or potential investors that the Bank may cancel interest payments (whether mandatorily or optionally) in the future would reduce the price – if any – at which a potential investor is able to sell the Notes.

The Notes may be traded with accrued interest but, under certain circumstances described above, such interest may be cancelled and not paid on the relevant Interest Payment Date

The Notes may trade, and/or prices for the Notes may appear, with accrued interest. If this occurs, purchasers of the Notes in the secondary market will pay a price that includes such accrued interest upon purchase of the Notes. However, if a payment of any interest on any Interest Payment Date is cancelled, as described herein, and thus is not due and payable, purchasers of such Notes will not be entitled to that interest payment on the relevant Interest Payment Date.

The Notes will be subject to optional redemption by the Bank, including upon the occurrence of certain events

The Notes will be redeemable, at the option of the Bank, in whole but not in part, on any Redemption Date at their outstanding principal amount together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

In addition, the Bank shall have the option to redeem the Notes, in whole but not in part, following the occurrence of an Accounting Event or a Rating Event (i) at 101 per cent. of their outstanding principal amount at any time until 8 May 2034 and (ii) at any time thereafter at their outstanding principal amount, together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date. The Bank shall also have the option to redeem the Notes, in whole but not in part, upon the occurrence of a Substantial Repurchase Event at their

9

outstanding principal amount (each as more fully described in Condition 4 (Redemption, Substitution, Variation and Purchase)) and in each case together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

S&P, Moody's and Fitch may change, amend or clarify their rating methodology or change their interpretation thereof, all of which could result in the occurrence of a Rating Event and the Bank having the option to redeem the Notes.

In June 2018, the International Accounting Standards Board (the IASB) published the Discussion Paper DP/2018/1 on "Financial Instruments with Characteristics of Equity" (the DP/2018/1 Paper), which among other things proposed a new classification approach to clearly articulate the principles for classifying financial instruments (such as hybrid instruments or the Notes) as financial liabilities or equity instruments. Feedback from stakeholders on the DP/2018/1 Paper indicated that IAS 32 Financial Instruments: Presentation works well in practice for most financial instruments and that there was no need to fundamentally change its classification principle. As a result of the feedback, the IASB decided not to pursue the proposed classification approach set out in the DP/2018/1 Paper. Instead, the IASB published an Exposure Draft IASB/ED/2023/5 'Financial Instruments with Characteristics of Equity (Proposed amendments to IAS 32, IFRS 7 and IAS 1)' (the Exposure Draft) on 29 November 2023. In the Exposure Draft, the IASB decided to focus on clarifying the classification requirements in IAS 32, including their underlying principles to address known practice issues that arise in applying IAS 32. The Exposure Draft also sets out proposals to improve the disclosure and presentation requirements of financial instruments classified as financial liabilities or equity instruments in the financial statements for users/investors to better understand their nature and terms, amounts, extent and timing of risks. The IASB has requested feedback on the Exposure Draft by 29 March 2024. If the proposals in the Exposure Draft are approved by the IASB in their current form, it would most likely result in new or additional disclosures and presentation in the Bank’s financial statements, but would not be expected to fundamentally change the classification of the Notes as equity. However, as of the date of this Information Memorandum, the implementation of the amendments set out in the Exposure Draft or any other similar such proposals that may be made in the future, including the extent and timing of any such implementation, if at all, is uncertain. Accordingly, no assurance can be given as to the future classification of the Notes from an accounting or any other perspective or whether any such change may result in the occurrence of an Accounting Event. In such an event, the Bank will have the option to redeem, in whole but not in part, the Notes under the Conditions.

During any period when the Bank may elect to redeem the Notes or it is perceived that there is an actual or increased likelihood that the Bank may elect to redeem the Notes, the market value of the Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Bank may be expected to redeem the Notes when its cost of borrowing is lower than the interest payable on them. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest payable on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Furthermore, Noteholders have no right to request the redemption of the Notes and should not invest in the Notes in the expectation that the Bank would exercise its option to redeem the Notes. Any decision by the Bank as to whether it will exercise its option to redeem the Notes will be taken at the absolute discretion of the Bank with regard to factors such as, but not limited to, the economic impact of the exercise of such option to redeem the Notes and prevailing market conditions.

Substitution or Variation of the Notes without Noteholders’ consent

There is a risk that, after the issue of the Notes, an Accounting Event or a Rating Event may occur which would entitle the Bank, without any requirement for the consent or approval of the Noteholders, to substitute all, but

10

not some only, of the Notes for, or vary the terms of the Notes so that they become or remain, Qualifying Deeply Subordinated Notes.

Whilst Qualifying Deeply Subordinated Notes are required to have terms which are not materially less favourable to Noteholders than the terms of the Notes (as reasonably determined by the Bank), there can be no assurance that the Qualifying Deeply Subordinated Notes will not have a significant adverse impact on the price of, and/or the market for, the Notes, nor that there will not be any adverse tax consequences for any Noteholders arising from such substitution or variation.

The substitution or variation feature of the Notes may materially and adversely affect the market value of the Notes, even if no substitution or variation of the Notes occurs. The perception by other Noteholders or potential investors that a substitution or variation may occur in the future would reduce the price – if any – at which a potential investor is able to sell the Notes.

No limitation on issuing or guaranteeing debt ranking senior to or pari passu with the Notes

There is no restriction in the Conditions on the amount of debt which the Bank may issue or guarantee. The Bank and its affiliates may incur additional indebtedness or grant guarantees in respect of indebtedness or guarantees of third parties, including indebtedness that ranks pari passu with or senior to the Notes and having similar or preferential terms to the Notes. The issue of any such securities or the incurrence of any such other liabilities may increase the likelihood of a cancellation of interest payments under the Notes.

The interest rate on Notes will reset on the First Reset Date and on every Reset Date thereafter, which can be expected to affect the interest payment on the Notes and the market value of the Notes

Although the Notes will earn interest at a fixed rate until (but excluding) the First Reset Date, the current market interest rate on the capital markets (the market interest rate) typically changes on a daily basis. Since the rate of interest for the Notes will be reset on the First Reset Date, and on each subsequent Reset Date, the interest payment on the Notes will also change. The interest rate following any Reset Date may be less than the initial interest rate and/or the interest rate that applies immediately prior to such Reset Date, which would result in the amount of any interest under the Notes being lower than the interest prior to such Reset Date and so could affect the amount of any interest payments under the Notes and the market value of the Notes. As the market interest rate changes, the value of the Notes would typically change in the opposite direction. If the market interest rate increases, the value of the Notes would typically fall, until the yield of such Notes is approximately equal to the market interest rate. If the market interest rate falls, the value of the Notes would typically increase, until the yield of such Notes is approximately equal to the market interest rate. There can be no assurance regarding the future level of market interest rates.

Following the First Reset Date, interest on the Notes for each Reset Period thereafter shall be at a rate per annum equal to the sum of (i) the CMT Rate on the relevant Reset Determination Date and (ii) the Initial Margin, as described in the Conditions. The CMT Rate applicable to such Reset Period is not pre-defined for the lifespan of the Notes. A higher CMT Rate for such Reset Period means a higher interest and, vice versa, a lower CMT Rate for such Reset Period means a lower interest. Each reset interest rate is not pre-defined at the date of issue of the Notes. Therefore, the interest rate of the Notes may be different from the interest rate prior to the First Reset Date and any interest payable after the First Reset Date and every Reset Period thereafter may be less than a prior fixed rate, which may adversely affect the yield of the Notes.The Issuer has no control over the factors that may affect U.S. treasury rates, including geopolitical conditions and economic, financial, political, regulatory, judicial or other events that may impact U.S. treasury rates.

The Noteholders should be aware that movements in these market interest rates can adversely affect the price of the Notes and can lead to losses for the Noteholders if they sell the Notes.

Noteholders are exposed to the risk of fluctuating interest rate levels and uncertain interest income as the reset rates could affect the market value of an investment in the Notes. Fluctuations in interest rates could therefore affect the levels of capital gains or losses on the Notes and make it impossible to determine the yield of such

11

securities in advance. During periods of rising interest rates, the prices of the Notes typically tends to fall and gains are reduced or losses incurred upon their sale. Therefore, investment in the Notes involves the risk that changes in market interest rates may adversely affect the value of the Notes.

Historical U.S. treasury rates are not an indication of future U.S. treasury rates

In the past, U.S. treasury rates have experienced significant fluctuations. Noteholders should note that historical levels, fluctuations and trends of U.S. treasury rates are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. treasury rates is not an indication that U.S. treasury rates are more or less likely to increase or decrease at any time after the First Reset Date and you should not take the historical U.S. treasury rates as an indication of future treasury rates.

The Notes have an interest rate after the First Reset Date based on the CMT Rate (in accordance with the definition thereof); if such rate is deemed not to be available, this may adversely affect the value of and return on the Notes

The interest rate applicable to the Notes from and including the First Reset Date, for each Reset Period, is the the sum of (i) the CMT Rate on the relevant Reset Determination Date and (ii) the Initial Margin, as described in the Conditions.

The CMT Rate is the rate determined by the Issuing and Paying Agent and expressed as a percentage equal to the rate expressed as the weekly average (rounded to the nearest integral multiple of 0.001% (with the yield for United States Treasury Securities at “constant maturity” for a designated maturity of five years, as published in the H.15(519) under the caption “treasury constant maturities (nominal)”, as that yield is displayed on the Bloomberg Screen at the Relevant Time.

If the yield referred to in paragraph (a) of the CMT Rate definition does not appear on the Bloomberg Screen by the Relevant Time, the yield for United States Treasury Securities at “constant maturity” for a designated maturity of five years as published in the H.15(519) under the caption “treasury constant maturities (nominal)” at the Relevant Time will apply. If the yield referred to in paragraph (b) of the CMT Rate definition, as described in the Conditions, is not published by the Relevant Time, the Reset Reference Bank Rate will apply.

Any of these alternative methods may result in interest payments that are lower than or do not otherwise correlate over time with the payments that would have been made on the Notes had the yield referred to in paragraph (a) of the CMT Rate definition been available on the Bloomberg Screen at the Relevant Time. Any of the foregoing may have an adverse effect on the value of the Notes.

Risks related to the Notes generally

Set out below is a description of material risks relating to the Notes generally:

The application of the net proceeds of the Notes as described in "Use of Proceeds" may not meet investor expectations or be suitable for an investor’s investment criteria

Prospective investors in the Notes should have regard to the information in “Use of Proceeds” regarding the use of the net proceeds of the Notes and must determine for themselves the relevance of such information for the purpose of any investment in the Notes together with any other investigation such investor deems necessary. In particular, no assurance is given by the Bank or the Managers that the use of such proceeds for any Eligible Sustainable Projects (as defined in "Use of Proceeds") will satisfy, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates, in particular with regard to any direct or indirect environmental impact of any projects or uses, the subject or related to any Eligible Sustainable Projects.

12

Furthermore, it should be noted that the definition (legal, regulatory or otherwise) of what constitutes, a "green", "social" or an equivalently-labelled project or as to what precise attributes are required for a particular project to be defined as "green", "social", "sustainable" or such other equivalent label is evolving and there is currently no market consensus. No assurance can be given that such a clear definition, consensus or label will develop over time or that if it does, the Notes will comply with such definition, market consensus or label.

A basis for the determination of such "green" project definition has been established in the EU with the publication in the Official Journal of the EU on 22nd June, 2020 of Regulation (EU) 2020/852 of the European Parliament and of the Council of 18th June, 2020 (the Sustainable Finance Taxonomy Regulation) on the establishment of a framework to facilitate sustainable investment (the EU Sustainable Finance Taxonomy), which is subject to phased implementation. The EU Sustainable Finance Taxonomy is subject to further development by way of the implementation by the European Commission through delegated regulations of technical screening criteria for the environmental objectives set out in the Sustainable Finance Taxonomy Regulation (including, for example, through Commission Delegated Regulation (EU) 2021/2139).

Until all the technical screening criteria for the objectives of the EU Sustainable Finance Taxonomy have been finalised, it is not known whether the Bank’s Sustainable Bond Framework 2023 published on its website (as amended, supplemented, restated or otherwise updated on such website from time to time, the Sustainable Bond Framework) will satisfy those criteria. In addition, no assurance or representation is or can be given whether the Notes will be compliant with the proposed regulation of the European Parliament and of the Council on European green bonds (the European Green Bond Regulation) or Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27th November, 2019 on sustainability-related disclosure in the financial services sector (the SFDR), and any delegated or other implementing regulations and guidelines, or any similar legislation in the United Kingdom. Accordingly, alignment with the EU Sustainable Finance Taxonomy, once the technical screening criteria are established, the European Green Bond Regulation or the SFDR is not certain and no assurance is or can be given to investors that any projects or uses the subject of, or related to, any Eligible Sustainable Projects will meet or continue to meet on an ongoing basis any or all investor expectations regarding such "green", "social", "sustainable" or other equivalently-labelled performance objectives or that any adverse environmental, social and/or other impacts will not occur during the implementation of any projects or uses the subject of, or related to, any Eligible Sustainable Projects. It is not clear if the establishment of the EuGB label and the optional disclosures regimes for bonds issued as "environmentally sustainable" under the proposed European Green Bond Regulation could have an impact on investor demand for, and pricing of, green use of proceeds bonds that do not comply with the requirements of the EuGB label or the optional disclosures regime, such as the Notes. It could result in reduced liquidity or lower demand or could otherwise affect the market price of the Notes.

No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any report, assessment, opinion or certification of any third party (whether or not solicited by the Bank) which may or may not be made available in connection with the issue of the Notes and in particular with any Eligible Sustainable Projects to fulfil any environmental and/or other criteria. Any such report, assessment, opinion or certification is not, nor should be deemed to be, a recommendation by the Bank, the Managers or any other person to buy, sell or hold the Notes. Any such report, assessment, opinion or certification is only current as of the date it was issued and the criteria and/or considerations that underlie such report, assessment, opinion or certification may change at any time. Prospective investors must determine for themselves the relevance of any such report, assessment, opinion or certification and/or the information contained therein and/or the provider of such report, assessment, opinion or certification for the purpose of any investment in the Notes. Currently, the providers of such reports, assessments, opinions and certifications are not subject to any specific oversight or regulatory or other regime. Investors in the Notes shall have no recourse against the Bank, the Managers or the provider of any such opinion, report or certification for the content of any such report, assessment, opinion or certification. Neither the Sustainable Bond Framework nor any of the other above reports, assessments, opinions or certifications are incorporated in or form part of this Information Memorandum.

13

In the event that the Notes are listed or admitted to trading or otherwise displayed on any dedicated "green", "environmental", "social", "sustainable" or other equivalently labelled segment of any stock exchange or securities market (whether or not regulated), no representation or assurance is given by the Bank, the Managers or any other person that such listing, admission or display satisfies, whether in whole or in part, any present or future investor expectations or requirements as regards any investment criteria or guidelines with which such investor or its investments are required or intend to comply, whether by any present or future applicable law or regulations or by its own by-laws or other governing rules or investment portfolio mandates. Furthermore, the criteria for any such listings, admission to trading or display may vary from one stock exchange or securities market to another. Nor is any representation or assurance given or made by the Bank, the Managers or any other person that any such listing, admission to trading or display will be obtained in respect of the Notes or, if obtained, that any such listing or admission to trading will be maintained during the life of the Notes.

While it is the intention of the Bank to apply an amount equal to the net proceeds of the Notes and obtain and publish the relevant reports, assessments, opinions and certifications in, or substantially in, the manner described in "Use of Proceeds", there can be no assurance that the Bank will be able to do this and there is no contractual or regulatory obligation to do so. Nor can there be any assurance that any Eligible Sustainable Projects will be completed within any specified period or at all or with the results or outcome (whether or not related to the environment) as originally expected or anticipated by the Bank. Any such event or failure to apply an amount equal to the net proceeds of any issue of the Notes for any Eligible Sustainable Projects, or to obtain and publish any such reports, assessments, opinions and certifications, as well as the existence of any potential mismatch between the duration of the Eligible Sustainable Projects and the term of the Notes will not (i) constitute an event of default under the Notes, or (ii) be a breach of contract with respect to the Notes or give rise to any other claim or right (including any right to accelerate the Notes) of a holder of the Notes against the Bank, or (iii) lead to an obligation of the Bank to redeem the Notes or be a relevant factor for the Bank in determining whether or not to exercise any optional redemption rights in respect of the Notes.

The Notes are issued subject to their applicable terms and conditions including, without limitation, in relation to their status, interest payments and redemption as described in the “Conditions of the Notes”. Further, the performance of the Notes will in no circumstances be linked to the performance of any Eligible Sustainable Projects that may be identified by the Bank and no segregation of assets and liabilities the Notes or Eligible Sustainable Projects will occur at any time. Payments of principal and interest on the Notes shall not depend on or be linked to the performance of any Eligible Sustainable Project or the performance of the Bank in respect of any environmental, social, governance or similar targets, nor will holders of the Notes have any preferred right against the assets of any Eligible Sustainable Project.

The occurrence of any of the above factors or the withdrawal of any report, assessment, opinion or certification as described above, or any such report, assessment, opinion or certification attesting that the Bank is not complying in whole or in part with any matters for which such report, assessment, opinion or certification is reporting, assessing, opining or certifying on, and/or the Notes no longer being listed or admitted to trading on any stock exchange or securities market, as aforesaid, may have a material adverse effect on the value of the Notes and/or result in adverse consequences for certain investors with portfolio mandates to invest in securities to be used for a particular purpose (which consequences may include the need to sell the Notes as a result of the Notes not falling within the investor's investment criteria or mandate).

The U.S. federal income tax characterisation of the Notes is unclear

There is no direct legal authority as to the proper U.S. federal income tax characterisation of the Notes, and such characterisation is subject to substantial uncertainty. It is reasonable to take the position that the Notes are treated as equity in a non-U.S. corporation for U.S. federal income tax purposes, because of the perpetual nature of the Notes, the lack of default rights, the potential for cancellation of interest, and the potential for permanent write-down. It is possible, however, that the Internal Revenue Service (IRS) would take the position that the Notes should be treated as debt because the Notes are in the legal form of a debt instrument, have a stated interest, and are issued by a supranational organisation whose membership is comprised of countries, rather than a business organization formed under a domestic law. If the Notes are treated as debt

14

for U.S. federal income tax purposes, U.S. holders may be subject to materially different (and potentially adverse) U.S. federal income tax consequences, including potential phantom income inclusions in circumstances where interest payments on the Notes are delayed or cancelled. See "—Certain U.S. Federal Tax Consequences—" in "— Taxation—". Prospective investors are urged to consult their tax advisers regarding the proper characterization of the Notes.

If the Bank is classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. holders of the Bank's Notes could be subject to potentially significant adverse tax consequences

If the Bank is classified as a passive foreign investment company (PFIC) in any taxable year in which a U.S. holder, as defined in "— United States Federal Income Taxation—" in "— Taxation—", holds Notes, such U.S. holder may be subject to significant adverse tax consequences.

The Bank will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (and the income and assets of certain affiliates pursuant to applicable "look-through rules") either (i) 75 per cent. or more of its gross income consists of certain types of "passive income" or (ii) 50 per cent. or more of the average quarterly value of its assets is attributable to "passive assets" (assets that produce or are held for the production of passive income). Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. PFIC status is a factual determination that needs to be made annually after the close of each taxable year, on the basis of the composition of the Bank’s income and assets, the relative value of its active and passive assets from time to time, and its market capitalization. For this purpose, certain of the Bank’s assets are treated as passive even though it holds them in the ordinary course of its business operations.

Although the Bank has not undertaken to determine whether it is a PFIC, based on the present nature of its activities and the present composition of its assets and sources of income, it is anticipated that there is a substantial likelihood that the Bank will be a PFIC for the current taxable year and for any future taxable year.

If the Bank were to be classified as a PFIC, a U.S. holder may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Bank’s Notes and on the receipt of distributions on the Notes to the extent such distribution is treated as an "excess distribution" under the U.S. federal income tax rules. The U.S. holder may be able to elect to be subject to different treatment, which may be more favourable, if it makes a "mark-to-market" election. Additionally, if the Bank were to be or become classified as a PFIC, a U.S. holder of its Notes may be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the Holder does not file the appropriate form. See "— Certain U.S. Federal Tax Consequences —" in "— Taxation—".

The Notes are complex financial instruments that involve a high degree of risk and may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i)	have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Information Memorandum or any applicable supplement;

(ii)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii)	have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including where the currency for principal or interest payments is different from the potential investor's currency;

15

(iv)	understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant financial markets; and

(v)	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

The Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in the Notes unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio. Prior to making an investment decision, potential investors should consider carefully, in light of their own financial circumstances and investment objectives, all the information contained in this Information Memorandum.

Investors may have more limited rights to enforce civil liabilities against the Bank or related persons because it is a supranational organisation

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Bank Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

In addition to the above, the Bank and its Governors, Directors, Alternate Directors, officers and employees, and its experts and consultants performing missions for the Bank, may claim that they are immune from judicial proceedings, including proceedings for the enforcement of judgments obtained from courts in other jurisdictions, under the U.S. African Development Bank Act, the U.S. Foreign Sovereign Immunities Act and the U.S. International Organizations Immunity Act, as well as similar laws in other jurisdictions. The Bank has not waived these immunities and does not intend to do so.

Investors may therefore have more limited rights to bring actions or enforce judgments or orders against the Bank, its personnel and other acting for it as a result of the Bank’s privileges and immunities under the Agreement and similar provisions of the laws of the United States and other jurisdictions.

Modification and waivers

The Conditions contain provisions for calling meetings of Noteholders to vote upon matters affecting their interests generally or to pass resolutions in writing or through the use of electronic consents. These provisions permit defined majorities to bind all Noteholders, including Noteholders who did not attend and vote at the relevant meeting or, as the case may be, did not sign the written resolution or give their consent electronically, and including those Noteholders who voted in a manner contrary to the majority. As a result, such binding decisions made by majorities of Noteholders may be adverse to the interests of potential investors.

16

The Conditions provide that the Bank and the Issuing and Paying Agent may agree, without the consent of Noteholders, to any modification of the Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

The Bank may create and issue further Notes

The Bank may from time to time without the consent of the Noteholders create and issue further Notes, having terms and conditions that are the same as those of the Notes, or the same except for the amount of the first payment of interest, which new Notes may be consolidated and form a single series with the outstanding Notes even if doing so may adversely affect the value of the original Notes.

Holders of Notes held through DTC must rely on procedures of DTC to effect transfers of Notes, receive payments in respect of Notes and vote at meetings of Noteholders

The Notes will be represented on issue by one or more Certificates that may be deposited with a nominee for DTC. Investors will not be entitled to receive Notes in definitive form. DTC and its direct and indirect participants will maintain records of the beneficial interests in the Certificates held through it. Investors will be able to trade their beneficial interests only through DTC and its participants.

The Bank will discharge its payment obligation under the Notes by making payments through DTC. A holder of a beneficial interest in a Certificate must rely on the procedures of DTC and its participants to receive payments under the Notes. The Bank has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Certificates.

Holders of beneficial interests in the Certificates will not have a direct right to vote in respect of the Notes so represented. Instead, such holders will be permitted to act only to the extent that they are enabled by DTC and its participants to appoint appropriate proxies.

Investors who hold less than the minimum Specified Denomination may be unable to sell their Notes

The denominations of the Notes are US$200,000 and integral multiples of US$1,000 in excess thereof. Therefore, it is possible that the Notes may be traded in amounts in excess of US$200,000 that are not integral multiples of US$200,000. In such a case, a Noteholder who, as a result of trading such amounts, holds an amount of less than US$200,000 would need to purchase an amount of Notes such that it holds an amount equal to at least US$200,000 to be able to trade such Notes.

Noteholders should be aware that Notes which have a denomination that is not an integral multiple of US$200,000 may be illiquid and difficult to trade.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The market value of the Notes may be influenced by unpredictable factors. There is no established trading market for the Notes and one may not develop

In addition to the Bank’s own creditworthiness, many factors, most of which are beyond the Bank’s control, will influence the value of the Notes and the price, if any, at which securities dealers may be willing to purchase or sell the Notes in the secondary market, including economic, financial, political or regulatory events or judicial decisions that affect the Bank or the financial markets generally. The Notes are novel instruments as debt securities with deep subordination features similar to the terms of the Notes have never been issued by a multilateral development bank. Therefore, the Notes will have no established trading market when issued or

17

otherwise, and one may never develop. If a market does develop, it may not be very liquid, and it may perform differently from the market for deeply subordinated debt securities issued by commercial financial institutions and corporations. In addition, liquidity may be limited if the Bank makes large allocations to a limited number of investors. Therefore, investors may not be able to sell their Notes at all or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market or to obtain a price equal to the nominal amount of the Notes or a price equal to the price that they paid for the Notes, and may consequently suffer from increased pricing volatility and market risk. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. As such, if a market does develop, the Notes generally will have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a material adverse effect on the market value of Notes.

If an investor holds Notes which are not denominated in the investor's home currency, they will be exposed to movements in exchange rates adversely affecting the value of their holding. In addition, the imposition of exchange controls in relation to any Notes could result in an investor not receiving payments on those Notes

The Bank will pay principal and interest on the Notes in U.S. dollars. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the Investor's Currency) other than U.S. dollars. These include the risk that exchange rates may significantly change (including changes due to devaluation of the U.S. dollars or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to U.S. dollars would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Credit ratings may not reflect all risks

S&P has assigned a credit rating to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a statement as to the likelihood or not of any cancellation of interest on the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. In addition, rating agencies may assign unsolicited ratings to the Notes. In such circumstances, there can be no assurance that the unsolicited rating(s) will not be lower than the comparable solicited ratings assigned to the Notes, which could adversely affect the market value and liquidity of the Notes.

In addition, S&P or any other rating agency may change its methodologies for rating securities with features similar to the Notes in the future. If the rating agencies were to change their practices for rating such securities in the future and the ratings of the Notes were to be subsequently lowered, this may have a negative impact on the trading price of the Notes.

In general, European regulated investors are restricted under the CRA Regulation from using credit ratings for regulatory purposes in the EEA, unless such ratings are issued by a credit rating agency established in the EEA and registered under the CRA Regulation (and such registration has not been withdrawn or suspended, subject to transitional provisions that apply in certain circumstances). Such general restriction will also apply in the case of credit ratings issued by third country non-EEA credit rating agencies, unless the relevant credit ratings are endorsed by an EEA registered credit rating agency or the relevant third country rating agency is certified in accordance with the CRA Regulation (and such endorsement action or certification, as the case may be, has not been withdrawn or suspended, subject to transitional provisions that apply in certain circumstances). The list of registered and certified rating agencies published by ESMA on its website in accordance with the CRA

18

Regulation is not conclusive evidence of the status of the relevant rating agency included in such list, as there may be delays between certain supervisory measures being taken against a relevant rating agency and the publication of the updated ESMA list.

Investors regulated in the UK are subject to similar restrictions under the UK CRA Regulation. As such, UK regulated investors are required to use for UK regulatory purposes ratings issued by a credit rating agency established in the UK and registered under the UK CRA Regulation. In the case of ratings issued by third country non-UK credit rating agencies, third country credit ratings can either be: (a) endorsed by a UK registered credit rating agency; or (b) issued by a third country credit rating agency that is certified in accordance with the UK CRA Regulation. Note this is subject, in each case, to (a) the relevant UK registration, certification or endorsement, as the case may be, not having been withdrawn or suspended, and (b) transitional provisions that apply in certain circumstances.

If the status of the rating agency rating the Notes changes for the purposes of the CRA Regulation or the UK CRA Regulation, relevant regulated investors may no longer be able to use the rating for regulatory purposes in the EEA or the UK, as applicable, and the Notes may have a different regulatory treatment, which may impact the value of the Notes and their liquidity in the secondary market. Certain information with respect to the credit rating agencies and ratings is set out on the cover of this Information Memorandum.

Legal investment considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

19

Conditions of the Notes

The following are the Terms and Conditions of the Notes which (subject to completion and amendment) apply to the Notes.

The U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes (the Notes, which expression shall in these terms and conditions (the Conditions), unless the context otherwise requires, include any further notes issued pursuant to Condition 13 (Further Issues) and forming a single series with the Notes) of African Development Bank (the Bank) are issued with the benefit of an issuing and paying agency agreement dated 8 September 2009, as supplemented by a supplemental issuing and paying agency agreement dated 7 February 2024 (as so supplemented, the Issuing and Paying Agency Agreement which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the Bank and Citibank, N.A. London as issuing and paying agent (the Issuing and Paying Agent, which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the Principal Registrar, which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York Mellon as first alternative registrar (the First Alternative Registrar, which expression shall include any substitute First Alternative Registrar successor to Bank of New York Mellon in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the Second Alternative Registrar, which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Banque Internationale Luxembourg, societe anonyme, as transfer agent (the Transfer Agent, which expression shall include any substitute Transfer Agent successor to Banque Internationale Luxembourg, societe anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the Paying Agents which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the Noteholders) are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

1.	Form, Denomination and Title

The Notes are issued in registered form in amounts of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof (referred to as the Specified Denomination of a Note). One or more certificates (each, a Certificate), in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement, will be issued to each Noteholder in respect of its registered holding of Notes. Each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Noteholders which is kept by the Registrar.

The Notes will be the subject of an application by the Bank to The Depository Trust Company DTC) for the acceptance of the Notes into DTC's book-entry settlement system. If such application is accepted, one or more Notes in denominations equivalent in aggregate to the aggregate principal amount of the Notes which are to be held in such system will be issued to DTC and will be registered in the name of Cede & Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each Note.

Accordingly, each person having a beneficial interest in a Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as the Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

20

Title to the Notes passes by registration in the register which is kept by the Registrar. References herein to “Noteholders” signify the persons in whose names such Notes are so registered.

A Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the Specified Denomination) upon the surrender of the Certificate to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Certificate will be issued in favour of the transferee and, in the case of a transfer of part only of a Certificate, a new Certificate in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Note to be registered (i) during the period of 15 days ending on the due date for redemption of in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption, substituted or varied by the Bank at its option pursuant to Condition 5 (Redemption, Substitution, Variation and Purchase), (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Certificate to be issued upon the transfer of Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these Conditions, London Banking Day means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and Relevant Banking Day means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of any Certificate on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

2.	Status and Negative Pledge

The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank and will rank:

(a)	pari passu and without any preference among themselves;

(b)	subordinated in right of payment to the repayment in full of all Senior Obligations; and

(c)	senior only to Junior Obligations.

No call shall be made on the callable capital of the Bank in accordance with the Agreement in respect of any obligations of the Bank deriving from the Notes and any call made by the Bank on its callable capital in accordance with the Agreement shall result in the Permanent Write-Down (as defined in Condition 4 (Permanent Write-Down) below) of the Notes as provided in Condition 4 (Permanent Write-Down) below.

There will be no negative pledge in respect of the Notes.

21

In these Conditions:

Agreement means the Agreement Establishing the African Development Bank, as amended;

Junior Obligations means the Bank’s authorised capital stock of paid-in shares;

Parity Deeply Subordinated Obligations means any obligations of the Bank that by their terms are expressed to rank pari passu in right of payment with the Notes; and

Senior Obligations means all senior and subordinated, secured and unsecured obligations of the Bank, present and future, other than any Parity Deeply Subordinated Obligations and Junior Obligations.

3.	Interest

3.1	Interest Rate and Interest Payment Dates

The Notes will bear interest on their outstanding principal amount:

(a)	from (and including) 7 February 2024 (the Issue Date) to (but excluding) 7 August 2034 (the First Reset Date) at a fixed rate of 5.75 per cent. per annum (the Initial Interest Rate); and

(b)	for each Reset Period thereafter, at a rate per annum equal to the sum of (i) the CMT Rate on the relevant Reset Determination Date and (ii) the Initial Margin (the Reset Interest Rate and, together with the Initial Interest Rate, each a Rate of interest), converted in accordance with market convention to an annual rate.

Interest will be paid annually in arrear on 7 August in each year (each an Interest Payment Date) up to, and including, the due date for redemption of the Notes. There will be a short first Interest Period from (and including) the Issue Date to (but excluding) the first Interest Payment Date of 7 August 2024.

Interest shall be calculated in respect of any period in respect of the Notes represented by each Certificate by applying the Rate of Interest to the aggregate principal amount of the outstanding Notes represented by such Certificate and multiplying such sum by the number of days in such period (determined as provided in the definition of 30/360 below), and rounding the resultant figure to the fifth decimal place (with 0.000005 being rounded upwards).

3.2	Determination and notification of Reset Interest Rate

The Issuing and Paying Agent will at, or as soon as practicable after, the Relevant Time determine the Reset Interest Rate and cause it to be notified to the Bank and, if the Notes are listed on a stock exchange and the rules of such stock exchange or other relevant authority so require, such exchange or other relevant authority and notice thereof to be given to Noteholders in accordance with Condition 11 (Notices) as soon as possible after such determination but in no event later than the fourth Business Day thereafter.

3.3	Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3 (Interest) shall (in the absence of manifest error) be binding on the Bank, the Issuing and Paying Agent, the other Agents and all Noteholders and (in the absence of manifest error) no liability to the Bank or the Noteholders shall attach to the Issuing and Paying Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

22

3.4	Interest Accrual

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 3 (Interest) until the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or the relevant Certificate) being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation.

3.5	Interpretation

In these Conditions:

30/360 means the number of days in the relevant Interest Period divided by 360, calculated on the basis of a year of 360 days with twelve 30-day months and, in the case of an incomplete month, the number of days elapsed;

Bloomberg Screen means the display page on the Bloomberg L.P. information service designated as the “H15T5Y” page or such other page as may replace it on that information service or any successor information service for the purpose of displaying “treasury constant maturities” as reported in H.15(519);

Business Day means a day (other than Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business in London and New York City;

CMT Rate means the rate determined by the Issuing and Paying Agent and expressed as a percentage equal to:

(a)	the yield for United States Treasury Securities at “constant maturity” for a designated maturity of five years, as published in the H.15(519) under the caption “treasury constant maturities (nominal)”, as that yield is displayed on the Bloomberg Screen at the Relevant Time; or

(b)	if the yield referred to in paragraph (a) above does not appear on the Bloomberg Screen by the Relevant Time, the yield for United States Treasury Securities at “constant maturity” for a designated maturity of five years as published in the H.15(519) under the caption “treasury constant maturities (nominal)” at the Relevant Time; or

(c)	if the yield referred to in paragraph (b) above is not published by the Relevant Time, the Reset Reference Bank Rate;

H.15(519) means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/H15 or any successor site or publication;

Initial Margin means 1.575 per cent. per annum;

Interest Period means the period the period from (and including) an Interest Payment Date (or the Issue Date) to (but excluding) the next (or first) Interest Payment Date or the relevant payment date if the Notes become payable on a date other than an Interest Payment Date;

Reference Banks means five banks which are primary U.S. Treasury securities dealers or market makers in pricing corporate bond issues denominated in U.S. dollars in New York City as selected by the Bank;

23

Relevant Time means at or around 4.30 p.m. (New York City time) on the Reset Determination Date;

Representative Amount means a principal amount of United States Treasury Securities that is representative of a single transaction in such United States Treasury Securities in the New York City market at the Relevant Time;

Reset Date means the First Reset Date and each date falling on the fifth anniversary thereof and each such subsequent date;

Reset Determination Date means, in relation to each Reset Date, the second Business Day immediately preceding such Reset Date;

Reset Period means the period from (and including) a Reset Date to (but excluding) the next succeeding Reset Date;

Reset Reference Bank Rate means the rate per annum equal to the semi-annual equivalent yield to maturity of the Reset United States Treasury Securities determined by the Issuing and Paying Agent on the basis of the arithmetic mean of the Reset Reference Bank Rate Quotations provided by the Reference Banks to the Issuing and Paying Agent at the Relevant Time. The Issuing and Paying Agent will request the principal office of each of the Reference Banks to provide such quotations. If five quotations are so provided, the Reset Reference Bank Rate will be determined by the Issuing and Paying Agent on the basis of the arithmetic mean of those quotations, eliminating the highest such quotation (or, in the event of equality, one of the highest) and the lowest such quotation (or, in the event of equality, one of the lowest). If fewer than five quotations are so provided, the Reset Reference Bank Rate will be determined by the Issuing and Paying Agent on the basis of the arithmetic mean of the quotations provided. If only one quotation or no quotations are so provided, the Reset Reference Bank Rate will be the CMT Rate for the immediately preceding Reset Period or if none 4.012 per cent. per annum;

Reset Reference Bank Rate Quotation means the secondary market bid prices of the Reference Banks for Reset United States Treasury Securities at the Relevant Time, as quoted in writing to the Issuing and Paying Agent by the relevant Reference Bank;

Reset United States Treasury Securities means United States Treasury Securities with an original maturity equal to five years, a remaining term to maturity of no less than four years and in a Representative Amount. If two United States Treasury Securities have remaining terms to maturity equally close to five years, the Reset United States Treasury Securities will be the United States Treasury Security with the shorter remaining term to maturity; and

United States Treasury Securities means securities that are direct obligations of the United States Treasury, issued other than on a discount rate basis.

3.6	Cancellation of Interest

(a)	Optional Interest Cancellation

Interest will be payable on each Interest Payment Date unless the Bank elects, in its sole and absolute discretion and for any reason, to cancel any such payment in whole or in part (any such interest cancellation, an Optional Interest Cancellation).

If the Bank does not make any payment of interest (or part thereof) on any Interest Payment Date, such non-payment shall evidence the cancellation of such interest payment (or relevant part thereof) and, accordingly, such interest (or part thereof) shall not in any such case be due and payable.

24

Any interest payment so cancelled pursuant to this Condition 3.6(a) (Optional Interest Cancellation) shall not constitute a default by the Bank under the Notes for any purpose.

(b)	Mandatory Interest Cancellation

Upon the occurrence of a Trigger Event, the Bank shall cancel any accrued and unpaid interest due on the Interest Payment Date immediately following the relevant Determination Date and on any subsequent Interest Payment Date for so long as that Trigger Event is continuing (any such interest cancellation, a Mandatory Interest Cancellation).

Any interest payment so cancelled pursuant to this Condition 3.6(b) (Mandatory Interest Cancellation) shall not constitute a default by the Bank under the Notes for any purpose.

In these Conditions, a Trigger Event is deemed to occur if on any Determination Date, the ratio of Total Assets to Paid-in Capital and Reserves exceeds 7.5 to 1.0. Any such Trigger Event shall be deemed to be continuing until the next Determination Date on which the ratio of Total Assets to Paid-in Capital and Reserves is not more than 7.5 to 1.0.

Determination Date means the date on which the Bank’s annual audited financial statements are published;

Total Assets means the total assets of the Bank as shown in the balance sheet of the Bank contained in its annual audited financial statements published on the Determination Date; and

Paid-in Capital and Reserves means the sum of (i) the authorised capital stock of the Bank comprising paid-up shares but only to the extent any such shares have been paid-in and net of any cumulative exchange adjustment on subscription, and (ii) the reserves of the Bank, each as shown in the balance sheet of the Bank contained in its annual audited financial statements published on the Determination Date.

(c)	Bank Undertaking in relation to interest cancellation

If, on any Interest Payment Date, any payment of interest is not made as a result of an Optional Interest Cancellation in accordance with Condition 3.6(a) (Optional Interest Cancellation), or a Mandatory Interest Cancellation in accordance with Condition 3.6(b) (Mandatory Interest Cancellation), the Bank shall not make any Discretionary Payments until the scheduled interest payment in respect of the Notes on any subsequent Interest Payment Date is made in full.

In these Conditions, Discretionary Payment means at any time any payment or other distribution by the Bank to any of its members pursuant to Article 42 of the Agreement.

3.7	Interest Payments Non-cumulative

Interest payments in respect of the Notes will be non-cumulative. Accordingly, if any payment of interest (or part thereof) is not made in respect of the Notes as a result of any Optional Interest Cancellation in accordance with Condition 3.6(a) (Optional Interest Cancellation) or Mandatory Interest Cancellation in accordance with Condition 3.6(b) (Mandatory Interest Cancellation), then the right of Noteholders to receive the relevant interest payment (or part thereof) in respect of the relevant Interest Period will be extinguished and the Bank will have no obligation to pay such interest (or part thereof) accrued for such Interest Period or to pay any interest thereon, whether or not interest on the Notes is paid in respect of any future Interest Period. Noteholders shall have no rights to such cancelled interest (or part thereof) or to receive any additional interest or compensation as a result of such cancellation.

25

4.	permanent write-down

In the event that a call is made by the Bank on its callable capital in accordance with paragraph 4(a) of Article 7 of the Agreement in order to meets its obligations incurred (pursuant to paragraphs 1(b) and 1(d) of Article 14 of the Agreement) on borrowing of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources (a Permanent Write-Down Event), the Bank will:

(a)	cancel any accrued and unpaid interest in respect of the Notes and no further interest shall accrue or be due and payable on the Notes at any time thereafter; and

(b)	permanently reduce the outstanding principal amount of the Notes to zero and such principal amount shall, accordingly, equal zero at all times thereafter,

(a Permanent Write-Down).

From and including a Permanent Write-Down Event, Noteholders will have no rights or claim against the Bank with respect to the payment of any principal, interest or other amount on or in respect of the Notes and the Bank shall have no further obligations under the Notes.

A Permanent Write-Down Event shall not constitute a default by the Bank under the Notes for any purpose or entitle Noteholders to institute proceedings or take any other action against the Bank.

Upon the occurrence of a Permanent Write-Down Event, the Bank shall give notice of such Permanent Write-Down Event to Noteholders in accordance with Condition 11 (Notices) and to the Issuing and Paying Agent but any failure by the Bank to give any such notice will not in any way impact on the effectiveness of, or otherwise invalidate, any Permanent Write-Down, or give Noteholders any rights as a result of such failure.

5.	Redemption, substitution, variation and Purchase

5.1	Final Redemption

Subject to any early redemption described below, the Notes are undated securities with no specified maturity date.

5.2	Optional Redemption

The Bank may, at its sole and absolute discretion, on giving not less than 10 nor more than 60 calendar days’ notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes on any date during the period commencing on (and including) the date falling three months prior to the next succeeding Reset Date and ending on (and including) such Reset Date, in each case at their outstanding principal amount together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

5.3	Redemption following an Accounting Event or a Rating Event

The Bank may, on giving not less than 10 nor more than 60 calendar days’ notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes at any time following the occurrence of an Accounting Event or a Rating Event, (i) at 101 per cent. of their outstanding principal amount at any time until 8 May 2034 and (ii) at any time thereafter at their outstanding principal

26

amount, together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

In these Conditions:

Accounting Event means that a recognised accountancy firm, acting upon instructions of the Bank, has delivered a letter or report to the Bank, stating that as a result of a change in accounting principles or methodology (or, in each case, the application thereof) after the Issue Date (the earlier of such date that such change is officially announced by the International Accounting Standards Board or the equivalent body in respect of IFRS or officially adopted or put into practice, the Accounting Event Adoption Date), the Notes may not or may no longer be classified as “equity” in full in the audited annual or unaudited semi-annual financial statements of the Bank pursuant to IFRS. The Accounting Event shall be deemed to have occurred on the Accounting Event Adoption Date notwithstanding any later effective date. The period during which the Bank may give notice of the redemption of the Notes as a result of the occurrence of an Accounting Event shall start on the Accounting Event Adoption Date. Such period shall include any transitional period between the Accounting Event Adoption Date and the date on which the relevant change in accounting principles comes into effect;

Fitch means Fitch Ratings Ltd. or any of its subsidiaries or successors in business from time to time;

IFRS means International Financial Reporting Standards and any other financial reporting framework that may replace IFRS for the purposes of preparing the annual, semi-annual or quarterly financial statements of the Bank;

Moody’s means Moody’s Investors Service Ltd or any of its subsidiaries or successors in business from time to time;

Rating Event means the certification by the Bank in a notice to the Noteholders that an amendment, clarification or change in the "equity credit" or "equity content" criteria, as applicable, of any Rating Agency (or the interpretation or application thereof), which amendment, clarification or change has occurred or become effective after the Issue Date, has resulted in: (i) all or any of the Notes being assigned a level of "equity credit" or "equity content", as applicable, that is lower than the level or equivalent level of "equity credit" or "equity content", as applicable, assigned to the Notes by such Rating Agency on the Issue Date (or if the Notes have been partially or fully re-financed since the Issue Date and are no longer eligible for "equity credit" or "equity content" in part or in full as a result, the Notes would no longer have been eligible as a result of such amendment, clarification, change in criteria or change in the interpretation or application had they not been re-financed), or if such equity credit or equity content was not assigned on the Issue Date, at the date when the "equity credit" or "equity content" was assigned for the first time; or (ii) the length of time the Notes would be assigned a particular level of "equity credit" or "equity content", as applicable, by that Rating Agency being shortened as compared to the length of time they would have been assigned that level of "equity credit" or "equity content" by that Rating Agency on the Issue Date, or if such "equity credit" or " equity content was not assigned on the Issue Date, at the date when the "equity credit" or "equity content" was assigned for the first time;

Rating Agency means any of Moody’s, S&P or Fitch; and

S&P means S&P Global Ratings Europe Limited or any of its subsidiaries or successors in business from time to time.

5.4	Redemption following a Substantial Repurchase Event

The Bank may, on giving not less than 10 nor more than 60 calendar days’ notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 11 (Notices), redeem all (but not some only) of the Notes at any time upon the occurrence

27

of a Substantial Repurchase Event at their outstanding principal amount together with any interest accrued but unpaid (other than any interest cancelled in accordance with Condition 3.6 (Cancellation of Interest)) to (but excluding) the relevant redemption date.

In these Conditions:

Substantial Repurchase Event means that prior to the giving of the relevant notice of redemption, at least seventy five per cent. (75 per cent.) of the aggregate principal amount of the Notes issued on the Issue Date has been redeemed or purchased by or on behalf of the Bank and has been cancelled.

5.5	Substitution or Variation

If an Accounting Event or a Rating Event (each a Substitution or Variation Event) has occurred, then the Bank may (without any requirement for the consent or approval of the Noteholders), on giving not less than 10 nor more than 60 calendar days’ notice to Noteholders (which notice shall be irrevocable and shall specify the date fixed for substitution or variation, as applicable) in accordance with Condition 11 (Notices), at any time either:

(a)	substitute all, but not some only, of the Notes for Qualifying Deeply Subordinated Notes; or

(b)	vary the terms of the Notes so that they remain or become Qualifying Deeply Subordinated Notes.

Upon expiry of such notice, the Bank shall either vary the terms of or, as the case may be, substitute the Notes in accordance with this Condition 5.5 (Substitution or Variation).

In connection with any substitution or variation in accordance with these provisions, the Bank shall comply with the rules of any stock exchange on which the Notes are for the time being listed or admitted to trading.

Any such substitution or variation in accordance with the foregoing provisions following a Substitution or Variation Event shall only be permitted if it does not (i) give rise to any other Substitution or Variation Event with respect to the Qualifying Deeply Subordinated Notes or (ii) result in the Qualifying Deeply Subordinated Notes no longer being eligible for the same, or a higher amount of, "equity credit" or "equity content" (or such similar nomenclature used by the relevant Rating Agency from time to time) (and classified as equity under IFRS) as is attributed to the Notes on the date notice is given to Noteholders of the substitution or variation.

In these Conditions:

Qualifying Deeply Subordinated Notes means subordinated notes that:

(i)	are issued by the Bank;

(ii)	rank at least equally with the Notes prior to the substitution or variation and at least pari passu with any Parity Deeply Subordinated Obligations;

(iii)	contain terms not materially less favourable to Noteholders than the terms of the Notes (as reasonably determined by the Bank) and which:

(A)	provide for the same or a more favourable rate of interest from time to time as applied to the Notes immediately prior to such substitution or variation and preserve the same Interest Payment Dates;

28

(B)	preserve the obligations (including the obligations arising from the exercise of any right) of the Bank as to principal and as to redemption of the Notes, including (without limitation) as to the timing of, and amounts payable upon, such redemption;

(C)	preserve any existing rights under these provisions to any accrued interest and any other amounts payable under the Notes which, in each case, has accrued to Noteholders and not been paid; and

(iv)	are (i) listed on the official list of the Luxembourg Stock Exchange and admitted to trading on its regulated market or (ii) listed on such other internationally recognised exchange platform in an OECD country as is selected by the Bank; and

(v)	will, immediately after such substitution or variation, be assigned at least the same credit rating(s) by the same Rating Agencies as may have been assigned to the Notes at the invitation of the Bank and classified as equity under IFRS in full in the audited annual or the unaudited semi-annual or quarterly financial statements of the Bank immediately prior to such substitution or variation (if any).

5.6	Mandatory Redemption Deferral

Notwithstanding any other provision of this Condition 5 (Redemption, Substitution, Variation and Purchase), upon the occurrence of a Trigger Event, and for so long as that Trigger Event is continuing, the Bank may not redeem the Notes.

5.7	Purchases

The Bank may at any time purchase Notes in the open market, by private treaty, tender offer or otherwise. Any Notes so purchased may be held or resold or, at the discretion of the Bank, delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

6.	Payments

Payment of amounts (including any accrued interest) due on the final redemption of the Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Certificate at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of the Notes is not a Business Day, the Noteholder will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of the Notes will be paid to the Noteholders (or, in the case of joint Noteholders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking Day before the due date for such payment (the Record Date) provided that amounts due in respect of the Notes will be paid to the Noteholders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of the Notes will be made to the designated account with a bank that processes payments in US dollar (as recorded in the register held by the Registrar) of the Noteholder (or, in the case of joint Noteholders, the first-named) on the Business Day immediately preceding the relevant date for payment.

29

7.	Prescription

The Notes will become void unless surrendered for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the due date for payment.

8.	Enforcement Events, no Events of Default and no Cross Default

There will be no events of default in respect of the Notes. There will be no cross default under the Notes.

Noteholders may, at their discretion and without further notice, institute proceedings against the Bank if the Bank fails to perform, observe or comply with any obligation, condition or provision relating to the Notes binding on it (other than any obligation of the Bank for the payment of any principal or interest in respect of the Notes), provided that the Bank shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

9.	Replacement certificates

If any Certificate is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

10.	Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders to any modification of these Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11.	Notices

Notices to Noteholders will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the Luxemburger Wort) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Noteholders (or, in the case of joint Noteholders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire (Attention: The Treasurer); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12.	meetings of noteholders

The Issuing and Paying Agency Agreement contains provisions for convening meetings (including by way of conference call or by use of a videoconference platform) of the Noteholders to consider any

30

matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes or any of the provisions of the Issuing and Paying Agency Agreement. Such a meeting may be convened by the Bank and shall be convened by the Bank if required in writing by Noteholders holding not less than five per cent. in principal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing not less than 50 per cent. in principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes (including any date for payment of principal or interest thereon, reducing or cancelling the amount of principal or interest payable in respect of the Notes, altering the currency of payment of the Notes, modifying Condition 2 by way of any further subordination of the Notes or the imposition of further restrictions or limitations on the rights or claims of Noteholders, modifying the provisions of Conditions 3.6, 4, 5 or 14 or amending the Deed of Covenant in certain respects), the quorum will be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. The Issuing and Paying Agency Agreement provides that (i) a resolution passed at a meeting duly convened and held in accordance with the Issuing and Paying Agency Agreement by a majority consisting of not less than three-fourths of the votes cast on such resolution, (ii) a resolution in writing signed by or on behalf of the holders of not less than three-fourths in principal amount of the Notes for the time being outstanding or (iii) consent given by way of electronic consents through the relevant clearing system(s) (in a form satisfactory to the Issuing and Paying Agent) by or on behalf of the holders of not less than three-fourths in principal amount of the Notes for the time being outstanding, shall, in each case, be effective as an Extraordinary Resolution of the Noteholders. An Extraordinary Resolution passed by the Noteholders will be binding on all Noteholders, whether or not they are present at any meeting and whether or not they voted on the resolution. The Bank shall not be bound by an Extraordinary Resolution to implement the matters approved by the Noteholders therein. A modification of these Conditions and/or the Issuing and Paying Agency Agreement may only be made with the agreement of the Bank.

13.	Further Issues

The Bank may from time to time, without the consent of the Noteholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

14.	Governing Law and Jurisdiction

The Notes, the Issuing and Paying Agency Agreement and any non-contractual obligations arising out of or in connection with the Notes and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England.

In relation to any legal action or proceedings arising out of or in connection with the Notes or the Issuing and Paying Agency Agreement, including any non-contractual obligations arising out of or in connection with the Notes and the Issuing and Paying Agency Agreement (Proceedings), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

31

The Bank irrevocably appoints Law Debenture Corporate Services Limited situated at 8th Floor, 100 Bishopsgate, London, EC2N 4AG (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

15.	Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

The following paragraphs in italics do not form part of the Conditions.

Restrictions regarding redemption and repurchase of the Notes

For so long as the Bank solicits an issuer rating (or such similar nomenclature used by S&P from time to time) from S&P, the Bank intends (without thereby assuming any legal or contractual obligation) that it will only redeem or repurchase the Notes to the extent that the aggregate principal amount of the Notes to be redeemed or repurchased does not exceed such part of the net proceeds received by the Bank on or prior to the date of such redemption or repurchase from the sale or issuance of securities by the Bank to third party purchasers that are assigned by S&P, following the sale or issuance of such securities (but prior to the redemption or repurchase of the Notes), a level of "equity content" (or such similar nomenclature used by S&P from time to time) that is equal to or greater than the "equity content" assigned to the Notes at the Issue Date (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the date of issue of the Notes).

Capitalised terms used but not defined in the above paragraphs shall have the same meaning as that set out in the Conditions.

32

Use of Proceeds

An amount equal (or equivalent in another currency) to the net proceeds of the Notes will be allocated by the Bank to finance and/or refinance, in whole or in part, a combined portfolio of new and/or existing Eligible Green Projects and Eligible Social Projects (Eligible Sustainable Projects) included in the Bank’s Sustainable Project Portfolio, as further described in the Bank's Sustainable Bond Framework 2023 (as amended, supplemented, restated or otherwise updated from time to time, the Sustainable Bond Framework) available on the Bank’s website. The Sustainable Bond Framework is aligned to the Green Bond Principles June 2021 (with June 2022 Appendix 1) (the Green Bond Principles (2021)), the Social Bond Principles June 2023 (the Social Bond Principles (2023)) and the Sustainability Bond Guidelines June 2021 (the Sustainability Bond Guidelines (2021)), each published by the International Capital Market Association (ICMA).

Sustainable Bonds refers collectively to Green Bonds, Social Bonds and Sustainability Bonds, each as defined and further described in the Sustainable Bond Framework.

Use of Proceeds

The Sustainable Bond Framework guides the selection process for the Eligible Sustainable Projects to constitute the Sustainable Project Portfolio (the Sustainable Project Portfolio) for the allocation of proceeds of Sustainable Bonds, including the Notes. The Sustainable Project Portfolio includes the following categories of Eligible Sustainable Projects.

Eligible Green Projects means projects falling within one of the following categories, as further described in the Sustainable Bond Framework:

•	Renewable Energy: equipment, development, construction, operation and maintenance of renewable energy generation across the solar, wind, hydro-power, geo-thermal and bio-waste sectors.

•	Sustainable Mobility: equipment, development, construction, operation and maintenance of low-carbon transportation means and infrastructure across mass urban and rural public transport, inter-urban transport and other transport sub-sectors.

•	Energy Efficiency: development, construction, operation and maintenance of energy efficiency projects, focussing on transmission and distribution, demand-side management and energy storage.

•	Environmentally Sustainable Management of Living Natural Resources and Land Use: development of sustainable management of living resources and land use, focussing on agriculture, forestry and green spaces, biodiversity and ecosystems and fisheries and aqua-culture.

•	Sustainable Water and Wastewater Management: development, construction, operation and maintenance of sustainable water and wastewater projects resulting in an improvement of energy or water savings of at least 20% focussing on water management and irrigation management.

Eligible Social Projects means projects falling within one of the following categories, as further described in the Sustainable Bond Framework:

•	Affordable Basic Infrastructure: development of electricity transmission and distribution infrastructure and decentralised energy solutions in the form of mini-grid or off grid systems and promotion of energy efficiency and clean cooking initiatives; development of projects providing and expanding sustainable access to clean water; development of sanitation infrastructure, systems, and services; integrated and sustainable water resources management; development of telecom network and related infrastructure to close the digital divide; development of technology and related infrastructure.

•	Access to Essential Services: development of projects contributing to access to quality healthcare and social protection.

33

•	Food Security and Sustainable Food Systems: investments to boost sector growth and development; development of programs, initiatives and projects dedicated to agricultural transformation aiming at ensuring food security; improvement of regional infrastructure to promote regional integration in trade and enhanced connectivity.

•	Employment Generation and programs designed to prevent and/or alleviate unemployment stemming from socioeconomic crisis, including through SME financing and microfinance: investments to boost agricultural sector growth, development and exports; development of programs, initiatives and projects dedicated to agricultural transformation aiming at ensuring food security; support job creation and retention; expanding access to quality education and training facilities.

•	Socioeconomic Advancement and Empowerment: development of technology and related infrastructure; access to finance; investments to boost sector growth and development: bolster existing industries to foster growth and create jobs; construction of infrastructure projects in rural areas; undertake structural transformation of disadvantaged groups of society, focusing on areas such as nutrition, health, schooling and social protections; undertake structural transformation of disadvantaged regions, focusing on areas such as nutrition, health, schooling and social protections.

Process for Project Evaluation and Selection

The Bank’s operations will identify and categorise all projects, screening those with strong environmental and/or social outcomes and impacts. Each project, before being presented to the Board of Directors for approval, will undergo a full analysis by management for potential social and environmental risks. The final selection of Eligible Green Projects and Eligible Social Projects that are to be included in the Sustainable Project Portfolio will be agreed upon jointly by the Bank’s operations and the Treasury department, based on the proposed list established by the various sectors. For projects that have both social and environmental co-benefits, the Bank will review the nature of the project and the intended positive impact and depending on whether that intended impact is predominantly social or environment focused, the Bank will be able to consider such types of projects for either the Eligible Green Projects or Eligible Social Project categories.

Management of proceeds

The Bank will manage the proceeds of its Sustainable Bonds through a portfolio approach. An amount equal to the net proceeds of Sustainable Bonds, including the Notes, will be allocated by the Bank to the Sustainable Project Portfolio. Over time, the Bank will strive to achieve a level of allocation for the Sustainable Project Portfolio which matches or exceeds the balance of net proceeds from its outstanding Sustainable Bonds.

Additional Eligible Sustainable Projects will be added to the Sustainable Project Portfolio to the extent required to ensure that an amount equal to the net proceeds from outstanding Sustainable Bonds will be allocated to Eligible Sustainable Projects. The net proceeds from issuances of Sustainable Bonds will be kept within the Bank’s treasury liquidity portfolio and will be allocated to the Sustainable Project Portfolio within 36 months of the issue of the relevant Sustainable Bonds. The Bank will ensure that the allocation of proceeds is tracked in an appropriate manner through an attested formal internal process that assures the link of an amount equal to the Sustainable Bonds' net proceeds to lending operations to Eligible Sustainable Projects.

So long as the proceeds of any Sustainable Bonds are not fully allocated, the net proceeds from any Sustainable Bonds will be held in the Bank’s liquidity treasury portfolio and invested under the same conservative investment guidelines as is done for the Bank's general proceeds, which focuses on highly rated bond instruments.

Reporting

The Bank will publish a Sustainable Bond Newsletter on an annual basis which will include, amongst other things, the following information:

34

•	the Bank’s recent activity in the Green, Social and Sustainability Bond markets;

•	the Sustainable Project Portfolio, including a breakdown per eligible project category and geographic area, as well as recently approved projects;

•	the Bank’s outstanding Sustainable Bond transactions with the percentage allocated to Eligible Green Projects and Eligible Social Projects;

•	highlights of some key Eligible Green Projects and Eligible Social Projects included in the Sustainable Project Portfolio, with detailed information on each project (including project’s scope and geographic area, total costs, sources of funding, corresponding social development goals addressed and expected development outcomes);

•	aggregate impact reporting with key impact metrics for the Sustainable Project Portfolio; and

•	the share of unallocated proceeds, if any.

The Sustainable Bond Newsletter will be published on the Bank’s website.

In addition, the Bank will issue an impact report on the environmental and social benefits of the Eligible Green Projects and Eligible Social Projects financed by the issuance of Sustainable Bonds on an annual basis, or more frequently in the case of material changes. The impact reports will be published on the Bank’s website.

External Review

The Bank has obtained an independent second party opinion from Moody’s Investors Service (the Second Party Opinion) on the Sustainable Bond Framework, to confirm its alignment both with the Bank's sustainability objectives and key features of the Green Bond Principles (2021), the Social Bond Principles (2023) and the Sustainability Bond Guidelines (2021). The Second Party Opinion is published on the Bank’s website.

The Banks also intends to appoint an independent external reviewer to verify the allocation of net proceeds to Eligible Green Projects and Eligible Social Projects in compliance with the eligibility criteria in the Sustainable Bond Framework. The Bank intends to publish the independent external reviewer report on its website in due course.

None of the Sustainable Bond Framework, the Second Party Opinion, any Sustainable Bond Newsletter nor any of the other above reports, verification assessments or the content of the Bank’s website are incorporated in, or form part of, this Information Memorandum.

Prospective investors in the Notes should also refer to "Risk Factors – Factors which are material for the purpose of assessing the market risks associated with the Notes - Risks Related to the Notes generally - The application of the net proceeds of the Notes as described in "Use of Proceeds" may not meet investor expectations or be suitable for an investor’s investment criteria".

35

Capitalisation of the Bank

Capitalised terms used but not defined in this section shall have the same meaning as that set out in "Conditions of the Notes" above.

If, on any Determination Date, the ratio of Total Assets to Paid-in Capital and Reserves of the Bank exceeds 7.5 to 1.0, this will result in the occurrence of a Trigger Event, upon which a Mandatory Interest Cancellation will occur.

The table below sets forth the Total Assets, Paid-in Capital and Reserves, the ratio of Total Assets to Paid-in Capital and Reserves and the distance to Trigger Event, in each case, as at 31 December 2022 and 31 December 2021 derived from the audited financial statements of the Bank for the respective years and as at 30 June 2023 derived from the unaudited financial statements of the Bank for the six months ended 30 June 2023. This table should be read in conjunction with the audited financial statements and related notes for the respective years:

	As at 30 June	As at 31 December
	2023	2022	2021
	(in UA thousands)	(in UA thousands)
	(unaudited)
Total Assets	38,341,252	38,221,224	36,325,217
Subscriptions paid (paid-in shares)	6,697,468	6,366,244	5,710,568
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(150,214)	(154,169)	(155,837)
Subscriptions paid (net of CEAS)	6,547,254	6,212,075	5,554,731

Reserves	3,826,426	3,670,661	3,151,189

Total Equity (Paid-in Capital and Reserves (net of CEAS))	10,373,680	9,882,736	8,705,920
Ratio (Total Assets to Paid-in Capital and Reserves)	3.70	3.87	4.17
Distance to Trigger Event[1]	5,261,513	4,786,573	3,862,558

1            Calculated on the assumption that there are no changes to any other relevant line items.

The Bank's risk capital utilisation

The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by the gain on financial assets at FVOCI (as defined in the Information Statement), unrealized

36

loss/gain on fair-valued borrowings arising from "own credit" and any shortfall of the stock of provisions to expected losses. Callable capital is not included in the computation of risk capital.

The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 53.5 per cent. as at 30 June 2023.

At 30 June 2023, the Bank’s sovereign loan and guarantee portfolio used up 34.04 per cent. of the Bank’s total risk capital based on the Bank’s capital adequacy framework.

At 30 June 2023, the Bank’s non-sovereign portfolio represented 14.02 per cent. of the Bank’s total loan portfolio. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital, approximately 9.62 per cent. of the Bank’s total on-balance sheet risk capital sources.

At 30 June 2023, the capital consumption attributable to the Bank’s counterparty credit portfolio including all investments and derivative instruments stood at 3.61 per cent. of the Bank’s total risk capital.

37

Taxation

GENERAL

The Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, no tax of any kind shall be levied by a member country on any obligation or security issued by the Bank, including any dividend or interest thereon, by whomsoever held (a) which discriminates against such obligation or security solely because it is issued by the Bank or (b) if the sole jurisdictional basis for such taxation is the place or currency in which it is issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

Certain U.S. Federal Tax Consequences

The following is a summary of certain U.S. federal tax consequences of the ownership and disposition of the Notes by a "U.S. holder" described below, that holds the Notes as capital assets and that purchases them as part of the initial offering of the Notes at their "issue price", which will be equal to the first price to the public (not including bondhouses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money. For purposes of this discussion, a "U.S. holder" is a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

This discussion does not describe all of the tax considerations that may be relevant to U.S. holders in light of their particular circumstances, including any alternative minimum tax or Medicare contribution tax consequences or differing consequences or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities that use the mark-to-market method of accounting;

•	persons holding Notes as part of a hedge or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that own (directly, indirectly or constructively) 10 per cent. or more of the share capital of the Bank;

•	persons that hold the Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; or

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

If a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of its partners will generally depend on the status of the partners and the activities of the partnership. Any such

38

partnership or partner should consult their tax advisors as to their particular U.S. federal income tax consequences of holding and disposing of the Notes.

The statements set out below are based on those laws, practices and conventions as of the date hereof. They are subject to changes in those laws, practices and conventions, and any relevant judicial decision, after the date hereof, which may apply with retrospective effect. This summary is not exhaustive of all possible tax considerations that may be relevant in the particular circumstances of each U.S. holder. U.S. holders should consult their tax advisors as to the tax consequences in their own particular circumstances of the acquisition, ownership and disposition of the Notes.

General

There is no direct legal authority as to the proper U.S. federal income tax characterization of the Notes, and such characterization is subject to substantial uncertainty. It is reasonable to take the position, and except as otherwise noted, the remainder of this discussion assumes that the Notes are treated as equity in a non-U.S. corporation for U.S. federal income tax purposes, because of the perpetual nature of the Notes, the lack of default rights, the potential for cancellation of interest, and the potential for permanent write-down. It is possible, however, that the Internal Revenue Service (IRS) would take the position that the Notes should be treated as debt, because the Notes are in the legal form of a debt instrument, have a stated interest, and are issued by a supranational organization whose membership is comprised of countries, rather than a business organization formed under a domestic law. If the Notes are treated as debt for U.S. federal income tax purposes, a U.S. holder may be subject to materially different (and potentially adverse) U.S. federal income tax consequences, including potential phantom income inclusions in circumstances where interest payments on the Notes are delayed or cancelled. See "—Alternative Characterisation as Debt—", below. Prospective investors are urged to consult their tax advisers regarding the proper characterization of the Notes. The remainder of this discussion assumes that that the Notes are treated as equity for U.S. federal income tax purposes.

It is anticipated that there is a substantial likelihood that the Bank will be a PFIC for the current taxable year and for any future taxable year. See “—Passive Foreign Investment Company Rules—”, below.

Distributions

Subject to the passive foreign investment company (PFIC) rules discussed below, any distribution (including any stated interest payment) made by the Bank on the Notes generally will be treated as a dividend includible in the gross income of a U.S. holder as ordinary income to the extent of the Bank's current and accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent the amount of such distribution exceeds the Bank’s current and accumulated earnings and profits as so computed, the distribution will be treated first as a non-taxable return of capital to the extent of such U.S. holder's adjusted tax basis in the Notes and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such Notes. The Bank does not expect to maintain calculations of earnings and profits for US federal income tax purposes. Therefore, a U.S. holder should expect that such distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

Distributions on the Notes generally will constitute income from sources outside the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Sale or other Disposition

Subject to the PFIC rules discussed below, a U.S. holder generally will recognise gain or loss for US federal income tax purposes upon a sale or other disposition of its Notes in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. holder’s adjusted tax basis in such Notes, as determined in U.S. dollars. Such gain or loss generally will be capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. holders, such as individuals) or loss if, on the date of

39

sale or disposition, such Notes were held by such U.S. holder for more than one year. The deductibility of capital loss is subject to significant limitations. Such gain or loss realized generally will be treated as derived from US sources.

Passive Foreign Investment Company Rules

In general, a corporation organised or incorporated outside the United States is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (i) at least 75 per cent. of its gross income is classified as "passive income" or (ii) at least 50 per cent. of the average quarterly value attributable to its assets produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Although interest income is generally passive, under IRS guidance, certain banking income of licensed active banks is treated as non-passive (the active banking exception). However, the active banking exception should not be applicable because the Bank does not regularly accept deposits from customers in the ordinary course of its business, and, as such, although the Bank has not undertaken to determine whether it is a PFIC, based on the present nature of its activities and the present composition of its assets and sources of income, it is anticipated that there is a substantial likelihood that the Bank will be a PFIC for the current taxable year and for any future taxable year. If the Bank is classified as a PFIC in any year that a U.S. holder is a shareholder, the Bank generally will continue to be treated as a PFIC for that U.S. holder in all succeeding years, regardless of whether the Bank continues to meet the income or asset test described above.

If a U.S. holder does not make a valid election as discussed below, and the Bank is a PFIC for any taxable year during which an investor is a U.S. holder, the investor will be subject to special tax rules with respect to any "excess distribution" received and any gain realised from a sale or other disposition (including a pledge) of the Notes. Distributions (including any interest payments) received in a taxable year that are greater than 125 per cent. of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for the Notes will be treated as excess distributions. Under these special tax rules: (i) the excess distribution or gain will be allocated rateably over the U.S. holder’s holding period for the Notes; (ii) the amount allocated to the current taxable year and other years before the Bank was a PFIC will be treated as ordinary income; and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and an interest charge (at the rate generally applicable to underpayments of tax for the period from such year to the current year) will be imposed on the resulting tax attributable to each such year.

A U.S. holder subject to the PFIC rules discussed above or below is required to file IRS Form 8621 with respect to its investment in the Notes in the year such U.S. holder receives any distribution upon, or makes any disposition of, such Notes.

Mark-to-market election

A U.S. holder may be able to choose to be subject to different rules by making an election to include gain or loss on the Notes as ordinary income or loss under a mark-to-market method, provided that the Notes are regularly traded on a qualified exchange. Application has been made for the Notes to be admitted to the Luxembourg Stock Exchange, which the Bank expects to be a qualified exchange.

No assurance can be given that the Notes will be "regularly traded" for purposes of the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, the U.S. holder will include in each year as ordinary income the excess of the fair market value of its Notes at the end of the year over its adjusted tax basis in the Notes. The U.S. holder will be entitled to deduct as an ordinary loss each year the excess of its adjusted tax basis in the Notes over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. holder’s adjusted tax basis in the Notes will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, gains from an actual sale or other disposition

40

of Notes will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any mark-to-market gains for prior years.

If a U.S. holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Notes are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Qualified electing fund election

It is expected that a U.S. holder will not be able to make a qualified electing fund (QEF) election with respect to the Notes.

Alternative Characterisation as Debt

If the Notes were treated as a debt instrument, because interest on the Notes is subject to cancellation in the sole discretion of the Bank, such interest may not be considered unconditionally payable for U.S. federal income tax purposes and thus may not be considered "qualified stated interest" for such purposes. In this case, the Notes could be treated as issued with original issue discount, which could result in a requirement to recognize income in advance of receipt of cash attributable to such income. The proper application of the original issue discount rules to a perpetual debt instrument with cancellable interest is unclear, but could result in U.S. holders being required to include the entire amount of interest as income as it accrues, regardless of whether the Bank has cancelled or delayed such interest. U.S. holders are urged to consult their tax advisers regarding the potential application of these rules.

US information Reporting and Backup Withholding Tax

Payments made through a U.S. paying agent or U.S. intermediary to a U.S. holder may be subject to information reporting unless the U.S. holder establishes that payments to it are exempt from these rules. Payments that are subject to information reporting may be subject to backup withholding if a U.S. holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. holder’s US federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is timely provided to the IRS.

Under U.S. federal income tax law and regulations, certain categories of U.S. persons must file information returns with respect to their investment in the equity interests of a foreign corporation. A U.S. person that purchases for cash Notes will be required to file IRS Form 926 or similar form if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds US$100,000. In the event a U.S. holder fails to file any such required form, the U.S. holder could be required to pay a penalty equal to 10 per cent. of the gross amount paid for such Notes up to a maximum penalty of US$100,000.

Certain U.S. holders that own "specified foreign financial assets" that meet certain U.S. dollar value threshholds generally are required to file an information report with respect to such assets with their tax returns. The Notes generally will constitute specified foreign financial assets subject to these reporting requirements unless the Notes are held in an account at certain financial institutions. U.S. holders are urged to consult their tax advisors regarding the application of these disclosure requirements to their ownership of the Notes.

41

Clearing and Settlement Arrangements

The information set out below is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC currently in effect. The information in this section concerning DTC have been obtained from sources that the Bank believes to be reliable, but none of the Bank and the Managers take any responsibility for the accuracy of this section. Investors wishing to use the facilities of DTC are advised to confirm the continued applicability of the rules, regulations and procedures of DTC. None of the Bank and any other party to the Issuing and Paying Agency Agreement will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes held through the facilities of DTC or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DTC

DTC has advised the Bank that it is a limited purpose trust company organised under the New York Banking Law, a "banking organisation" within the meaning of the New York Banking Law, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerised book-entry changes in participants' accounts. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

Registration and Form

Book-entry interests in the Notes held through DTC will be represented by one or more Certificates registered in the name of Cede & Co., as nominee for DTC, and held by a custodian for DTC. As necessary, the Registrar will adjust the amounts of Notes on the Register for the accounts of DTC to reflect the amounts of Notes held through DTC. Beneficial ownership of book-entry interests in Notes will be held through financial institutions as direct and indirect participants in DTC.

The aggregate holdings of book-entry interests in the Notes in DTC will be reflected in the book-entry accounts of each such institution. DTC and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Notes will be responsible for establishing and maintaining accounts for their participants and customers having interests in the book-entry interests in the Notes. The Registrar will be responsible for maintaining a record of the aggregate holdings of Notes registered in the name of a nominee for DTC. The Issuing and Paying Agent will be responsible for ensuring that payments received by it from the Bank for holders of book-entry interests in the Notes holding through DTC are credited to DTC.

The Bank will not impose any fees in respect of holding the Notes; however, holders of book-entry interests in the Notes may incur fees normally payable in respect of the maintenance and operation of accounts in DTC.

Clearing and Settlement Procedures

Initial Settlement

Upon their original issue, the Notes will be in global form represented by one or more Certificates registered in the name of Cede & Co., as nominee for DTC. Interests in the Notes will be in uncertified book-entry form. DTC participants acting on behalf of purchasers electing to hold book-entry interests in the Notes through DTC will follow the delivery practices applicable to securities eligible for DTC's Same Day Funds Settlement system. DTC participants' securities accounts will be credited with book-entry interests in the Notes following confirmation of receipt of payment to the Bank on the Closing Date.

42

Secondary Market Trading

Secondary market trades in the Notes will be settled by transfer of title to book-entry interests in DTC. Title to such book-entry interests will pass by registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfer of book-entry interests in the Notes between DTC may be effected in accordance with procedures established for this purpose by DTC.

Payments

The Bank will discharge its payment obligation under the Notes by making payments through DTC. A holder of a beneficial interest in a Certificate must rely on the procedures of DTC and its participants to receive payments under the Notes. The Bank has no responsibility or liability for the records relating to, or payments made in respect of, beneficial interests in the Certificates.

Voting

Holders of beneficial interests in the Certificates will not have a direct right to vote in respect of the Notes so represented. Instead, such holders will be permitted to act only to the extent that they are enabled by DTC and its participants to appoint appropriate proxies.

General

DTC is under no obligation to perform or continue to perform the procedures referred to above, and such procedures may be discontinued at any time.

None of the Bank or any of their agents will have any responsibility for the performance by DTC or their respective participants of their respective obligations under the rules and procedures governing their operations or the arrangements referred to above.

43

Related Derivatives Transactions

In connection with the issuance of the Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank’s counterparty in any such derivative transaction may be an institution that is also acting as a Manager, or an affiliate of a Manager. Payment to be made or received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions payable to the Managers. The Bank’s rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in such derivative transaction or any payment to which the Bank may be entitled thereunder.

44

Subscription and Sale

Each of BNP Paribas and Goldman Sachs International (the Structuring Advisers), Barclays Bank PLC and Merrill Lynch International (together with the Structuring Advisers, the Joint Bookrunners), and J.P. Morgan Securities plc (the Co-Lead Manager, and the Co-Lead Manager together with the Joint Bookrunners, the Managers) has, pursuant to a Subscription Agreement (the Subscription Agreement) dated 30 January 2024, jointly and severally agreed to subscribe or procure subscribers for the Notes. The Subscription Agreement provides that the obligations of the Managers to purchase the Notes are subject to certain conditions. The offering of the Notes by the Managers is subject to receipt and acceptance and subject to the Managers’ right to reject any order in whole or in part.

The Notes will constitute a new class of securities of the Bank with no established trading market. If a market does develop, it may not be very liquid. In addition, liquidity may be limited if the Bank makes large allocations to a limited number of investors. The Bank cannot provide any assurances to investors that the prices at which the Notes (or beneficial interests therein) will sell in the market after this offering will not be lower than the initial offering price or that an active trading market for the Notes will develop and continue after this offering.

Application has been made to the Luxembourg Stock Exchange for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Luxembourg Stock Exchange's regulated market; however, no assurance can be given that such applications will be accepted. Accordingly, the Bank cannot provide any assurances to investors as to the liquidity of or the trading market for the Notes.

In connection with the offering of the Notes, one or more Manager(s) may purchase and sell Notes (or beneficial interests therein) in the open market. These transactions may include overallotment, syndicate covering transactions and stabilising transactions. Overallotment involves the sale of Notes (or beneficial interests therein) in excess of the principal amount of Notes to be purchased by the Managers in this offering, which creates a short position for the Managers. Covering transactions involve the purchase of the Notes (or beneficial interests therein) in the open market after the distribution has been completed in order to cover short positions. Stabilising transactions consist of certain bids or purchases of Notes (or beneficial interests therein) made for the purpose of preventing or retarding a decline in the market price of the Notes (or beneficial interests therein) while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes (or beneficial interests therein). They may also cause the price of the Notes (or beneficial interests therein) to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Managers may conduct these transactions in the over-the-counter market or otherwise. If the Managers commence any of these transactions, they may discontinue them at any time.

The Bank expects that delivery of interests in the Notes will be made against payment therefor on the Issue Date specified on the cover page of this Information Memorandum, which will be the fifth Business Day following the date of pricing of the Notes (this settlement cycle being referred to as T+5). Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in three New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade interests in the Notes on the date of this Information Memorandum or the next New York business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors in the Notes who wish to trade interests in the Notes on the date of this Information Memorandum or the next New York business days should consult their own adviser.

The Managers and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The Managers or their respective affiliates may have performed investment banking and advisory services for the Bank and its affiliates from time to time for which they may have received fees, expenses, reimbursements and/or other compensation. The Managers or their respective affiliates may, from time to time, engage in transactions with

45

and perform advisory and other services for the Bank and its affiliates in the ordinary course of their business. Certain of the Managers and/or their respective affiliates have acted and expect in the future to act as a lender to the Bank and/or otherwise participate in transactions with the Bank.

In the ordinary course of their various business activities, the Managers and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the Bank. In addition, certain of the Managers and/or their respective affiliates hedge their credit exposure to the Bank pursuant to their customary risk management policies. These hedging activities could have an adverse effect on the future trading prices of the Notes offered hereby.

The Bank has acknowledged that other than the listing of the Notes on the regulated market of the Luxembourg Stock Exchange, no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Managers have severally confirmed that, in relation to the Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

United Kingdom

Each Manager has severally represented and warranted that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the FIEA) and each Manager has represented and agreed that it has not offered or sold any Notes and will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Control Law (Law No. 228 or 1949, as amended)) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and other relevant laws, regulations and ministerial guidelines of Japan.

Hong Kong

Each Manager has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the SFO and any rules made under the

46

SFO; or (ii) in other circumstances which do not result in the document being a “Prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the Companies Ordinance) or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Manager has acknowledged that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Manager has represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

47

General Information

1.	By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2.	The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3.	Application has been made to the Luxembourg Stock Exchange for the Notes to be listed on the Official List of the Luxembourg Stock Exchange and to be admitted to trading on the Luxembourg Stock Exchange's regulated market.

4.	The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

5.	There has been no material adverse change in the financial position of the Bank since 31 December 2022.

6.	The financial statements of the Bank for the financial years ended 31 December 2021 and 31 December 2022, respectively, have been audited by Deloitte & Associés.

7.	For so long as any Notes are outstanding, copies of the following documents will be available on the website of the Bank:

(a)	the latest Annual Report and Financial Report of the Bank;

(b)	the Issuing and Paying Agency Agreement;

(c)	the Deed of Covenant;

(d)	this Information Memorandum and any supplements hereto; and

(e)	the Information Statement and any amendments or supplements thereto.

8.	The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9.	This Information Memorandum and any supplements thereto and the latest Annual Report and Financial Report of the Bank will be available on the website of the Bank.

10.	Certain of the Managers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services to the Bank and its affiliates in the ordinary course of business. In addition, in the ordinary course of their business activities, the Managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Bank or the Bank’s affiliates. Certain of the Managers or their affiliates that have a lending relationship with the Bank routinely hedge their credit exposure to the Bank consistent with their customary risk management policies. Typically, such Managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities of the Bank, including potentially the Notes. Any such positions could adversely affect future trading prices of the Notes. The Managers and their affiliates may also make investment

48

recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

49

AFRICAN DEVELOPMENT BANK
Avenue Joseph Anoma 01 BP 1387 Abidjan Cote d'Ivoire

STRUCTURING ADVISERS

BNP PARIBAS	GOLDMAN SACHS INTERNATIONAL
16, boulevard des Italiens 75009 Paris France	Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom

JOINT BOOKRUNNERS

BARCLAYS BANK PLC	BNP PARIBAS
1 Churchill Place London E14 5HP United Kingdom	16, boulevard des Italiens 75009 Paris France

GOLDMAN SACHS INTERNATIONAL	MERRILL LYNCH INTERNATIONAL
Plumtree Court 25 Shoe Lane London EC4A 4AU United Kingdom	2 King Edward Street London EC1A 1HQ United Kingdom

CO-LEAD MANAGER

J.P. MORGAN SECURITIES PLC
25 Bank Street Canary Wharf London E14 5JP United Kingdom

LEGAL ADVISERS

To the Bank as to English law and US Federal law	To the Managers as to English law and US Federal Tax law
CLIFFORD CHANCE LLP	ALLEN & OVERY LLP
10 Upper Bank Street London E14 5JJ United Kingdom	One Bishops Square London E1 6AD United Kingdom

ISSUING AND PAYING AGENT AND REGISTRAR

CITIBANK, N.A.
Citigroup Centre Canary Wharf London E14 5LB

50

TRANSFER AGENT

BANQUE INTERNATIONALE A LUXEMBOURG
69 route d'Esch L-2953 Luxembourg

PAYING AGENTS

BANQUE INTERNATIONALE A LUXEMBOURG	THE BANK OF NEW YORK MELLON
69 route d'Esch L-2953 Luxembourg	Rue Montoyerstraat, 46 B-1000 Brussels Belgium

51

AUDITORS TO THE BANK

DELOITTE & ASSOCIÉS
6 place de la Pyramide 92908 Paris La Defense Cedex France

LUXEMBOURG LISTING AGENT

BANQUE INTERNATIONALE A LUXEMBOURG
69 route d'Esch L-2953 Luxembourg

52

EXHIBIT B

SUBSCRIPTION AGREEMENT

To:	BNP Paribas

Goldman Sachs International

(the Structuring Advisers)

Barclays Bank PLC

Merrill Lynch International

(together with the Structuring Advisers, the Joint Bookrunners and each a Joint Bookrunner)

J.P. Morgan Securities plc

(the Co-Lead Manager, and the Co-Lead Manager together with the Joint Bookrunners, the Managers and each a Manager)

30 January 2024

Dear all,

African Development Bank (the Bank) proposes, pursuant to a Dealer Agreement (the Dealer Agreement, which expression shall include any amendments or supplements thereto or restatements thereof) dated 8 September 2009 and made between, among others, the Bank and the dealers party thereto (the Dealers), to issue U.S.$750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes (the Notes). The Notes are issued as part of the Global Debt Issuance Facility and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms and conditions of the Notes (the Conditions) are scheduled to the agreed form of the supplemental agency agreement to be dated the Closing Date (as defined below) between the Bank and the agents named therein, which supplements and amends the issuing and paying agency agreement dated 8 September 2009 (the Supplemental Issuing and Paying Agency Agreement).

In connection with the offering and issue of the Notes and their listing on the Official List of the Luxembourg Stock Exchange and admission to trading on the Luxembourg Stock Exchange's regulated market, the Bank has prepared a drawdown information memorandum in preliminary form dated 15 September 2023 (the September Preliminary Drawdown Information Memorandum), a drawdown information memorandum in preliminary form dated 29 January 2024 (the January Preliminary Drawdown Information Memorandum) and a drawdown information memorandum dated 30 January 2024 (the Final Drawdown Information Memorandum).

Subject to receipt by each Manager, in form reasonably satisfactory to the Joint Bookrunners, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 7 February 2024 (the Closing Date) at the issue price of 100 per cent. plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a)	Legal Opinion of the General Counsel and Director, Legal Services Department of the Bank;

(b)	Legal Opinion of Allen & Overy LLP, English law advisers to the Managers;

(c)	Legal Opinion of Allen & Overy LLP, U.S. securities and federal income tax law advisers to the Managers;

1

(d)	Disclosure letter in relation to the terms of the Notes of Allen & Overy LLP, U.S. Securities law advisers to the Managers;

(e)	Officer’s (closing) Certificate;

(f)	written confirmations by S&P Global Ratings Europe Limited (S&P), Moody's Investors Service Inc. and Fitch Ratings Ltd. that the Notes have been or will be, upon issue of the Notes, assigned an "equity credit" of 100 per cent.; and

(g)	a written confirmation by S&P that the Notes have been assigned a rating of AA-.

The Bank shall, on the Closing Date, pay to the Managers a combined management and underwriting commission of 0.50 per cent. of the aggregate principal amount of the Notes. Such amount may be deducted from the subscription moneys paid to the Bank on the Closing Date. The combined management and underwriting commission above will be distributed as follows:

(a)	0.25 per cent. of the aggregate principal amount of the Notes will be distributed equally amongst the Structuring Advisers;

(b)	0.2475 per cent. of the aggregate principal amount of the Notes will be distributed equally amongst the Joint Bookrunners; and

(c)	0.0025 per cent. of the aggregate principal amount of the Notes will be distributed to the Co-Lead Manager.

The arrangements in relation to the expenses relating to the issue of Notes have been separately agreed pursuant to an expenses side letter dated on or around 30 January 2024 (the Expenses Side Letter).

Notwithstanding anything herein contained, the Joint Bookrunners or the Bank (after prior consultation with each other) may, by notice to the Bank or the Joint Bookrunners, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Joint Bookrunners or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank and/or the Joint Bookrunners, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement and the Expenses Side Letter) be released and discharged from their respective obligations under or pursuant to this Agreement.

For the purposes of this Agreement and the issuance of the Notes:

1.	(i) all references in the Dealer Agreement to the “Information Memorandum” shall be to the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum and the Final Drawdown Information Memorandum so far as the context admits, except for the references to “Information Memorandum” in Clauses 4.2(c) and 8(l) of the Dealer Agreement, which shall be to the Final Drawdown Information Memorandum, and each as may be revised, supplemented or amended, and including any documents incorporated in them by reference and (ii) the representations and warranties to be repeated for the purpose of Clause 6 of the Dealer Agreement shall be repeated as of the date of this Agreement and as at the Closing Date, and for the purposes of such repetition, the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum and the Final Drawdown Information Memorandum mean such documents as at their respective dates and not including any subsequent revision, supplement or amendment to, or incorporation of information in, either of them;

2

2.	subclause 6(f) of the Dealer Agreement shall be deemed to be deleted and replaced with the following:

“(f)	no event has occurred or circumstance arisen which, had the Notes already been issued, might (whether or not with the giving of notice or the lapse of time or other condition) give rise to an Accounting Event, a Rating Event, a Trigger Event or a Permanent Write-Down Event (each as defined in the Conditions of the Notes);”; and

3.	the following subclauses shall be deemed to be inserted in the Dealer Agreement as subclause 6(h), 6(i) and 6(j) respectively:

“(h)	the Bank has obtained a confirmation from its auditors that the Notes are, or will be at the Closing Date, classified and recorded as "equity" in the financial statements of the Bank in line with International Financial Reporting Standards (IFRS) requirements;

(i)	that the net proceeds of the issue of the Notes will be incorporated in the Bank’s ordinary capital resources and used in the manner specified in the ‘Use of Proceeds’ section of the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum and the Final Drawdown Information Memorandum;

(j)	that the information contained in the Investor Presentation titled “Hybrid Capital – African Development Bank” dated September 2023 was, as of its date, true and accurate in all material respects and not misleading in any material respect and that, as of such date, there were no other facts the omission of which would have made the information therein misleading”;

4.	paragraphs 6 (Australia), 7 (New Zealand) and 8 (Canada) of Schedule 1 to the Dealer Agreement shall be deemed to be deleted (and all subsequent paragraphs shall be deemed to be re-numbered accordingly);

5.	paragraph 5 of Schedule 1 to the Dealer Agreement shall be deemed to be deleted and replaced with the following:

“Each Dealer has acknowledged that the Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Dealer has represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.”; and

6.	the following paragraph shall be deemed to be inserted in the Dealer Agreement as a new paragraph 6 of Schedule 1 to the Dealer Agreement:

“Hong Kong

Each Dealer represents and agrees that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the SFO and any rules made under the SFO; or (ii) in other circumstances which do not result in the document being a

3

"Prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the Companies Ordinance) or which do not constitute an offer to the public within the meaning of the Companies Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under the SFO.”.

In accordance with the restrictions set out in Schedule 1 of the Dealer Agreement, the Managers agree that they will notify Citibank, N.A., London as issuing and paying agent of the completion of distribution of the Notes subscribed and paid by it hereunder.

In connection with the issue and distribution of the Notes, Goldman Sachs International (the Stabilisation Manager) or any person acting for the Stabilisation Manager at their discretion may, to the extent permitted by and in accordance with applicable laws and regulations, over-allot and/or effect transactions in the open market or otherwise with a view to stabilising or maintaining the market price of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In relation to any such over-allotment or stabilisation, the Stabilisation Manager shall be deemed to act for its own account and not as agent of the Bank or the Managers and any loss resulting from such over-allotment or stabilisation shall be borne, and any profit arising therefrom shall be retained, by the Stabilisation Manager for its own account. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding U.S.$750,000,000.

The Bank confirms the appointment of Goldman Sachs International as the central point responsible for adequate public disclosure of information, and handling any request from a competent authority, in accordance with Article 6(5) of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures, including as it forms part of domestic law by virtue of the EUWA.

Without prejudice to any obligation or liability of the Managers to the Bank under this Agreement, the Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers Version 1 (the Agreement Among Managers) with respect to the Notes and further agree that references in the Agreement Among Managers to the Lead Manager shall mean the Structuring Advisers, references to the Settlement Manager shall mean Goldman Sachs International, references to Commitment Notification shall be to this Agreement and references to Commitments shall be to the amount of Notes set out against each Manager's name as its underwriting commitment in Schedule 1 hereto.

Solely for the purposes of the requirements of Article 9(8) of the Product Governance Rules under EU Delegated Directive 2017/593 (the MiFID Product Governance Rules) regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules:

(a)	each of BNP Paribas and Goldman Sachs International (each a Manufacturer and together, the Manufacturers) acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum and the Final Drawdown Information Memorandum and any announcements in connection with the Notes; and

4

(b)	each of Barclays Bank PLC, J.P. Morgan Securities plc and Merrill Lynch International notes the application of the MiFID Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum, the Final Drawdown Information Memorandum and any announcements in connection with the Notes.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the UK MiFIR Product Governance Rules) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)	each of Barclays Bank PLC, Goldman Sachs International and Merrill Lynch International (each a UK Manufacturer and together, the UK Manufacturers) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum, the Final Drawdown Information Memorandum and any announcements in connection with the Notes; and

(b)	each of BNP Paribas and J.P. Morgan Securities plc notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the September Preliminary Drawdown Information Memorandum, the January Preliminary Drawdown Information Memorandum, the Final Drawdown Information Memorandum and any announcements in connection with the Notes.

To the extent that prior to the date hereof the parties have executed a separate agreement the effect of which is to amend the qualified financial contracts between them to conform with the requirements of the QFC Stay Rules (each, a Bilateral Agreement), the parties acknowledge and agree that the terms of the Bilateral Agreement are incorporated into and form a part of this Agreement, and for such purposes this Agreement shall be deemed a Covered Agreement, the Covered Managers shall be deemed to be a Covered Entity and the Bank shall be deemed to be a Counterparty Entity. In the event of an inconsistency between this Agreement and the Bilateral Agreement, the terms of the Bilateral Agreement shall prevail. Terms used in this paragraph without definition shall have the meanings assigned to them under the QFC Stay Rules.

For the purposes of this paragraph:

Covered Managers means each of BNP Paribas, Goldman Sachs International, J.P. Morgan Securities plc and Merrill Lynch International; and

QFC Stay Rules means the regulations codified at 12 C.F.R. 252.2, 252.81–8, 12 C.F.R. 382.1-7 and 12 C.F.R. 47.1-8.

Nothing contained in this Agreement shall operate as or be construed to constitute a waiver, renunciation or modification of any of the Bank’s privileges or immunities under (i) the Agreement establishing the African Development Bank or (ii) any applicable law.

This Agreement, as to which time shall be of the essence, and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

5

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

/s/ Hassatou N'SELE

AFRICAN DEVELOPMENT BANK

[Signature page to the Subscription Agreement]

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

30 January, 2024

BARCLAYS BANK PLC

By:	/s/ BARCLAYS BANK PLC

[Signature page to the Subscription Agreement]

BNP PARIBAS

By:	/s/ BNP PARIBAS

By:	/s/ BNP PARIBAS

[Signature page to the Subscription Agreement]

GOLDMAN SACHS INTERNATIONAL

By:	/s/ GOLDMAN SACHS INTERNATIONAL

[Signature page to the Subscription Agreement]

J.P. MORGAN SECURITIES PLC

By:	/s/ J.P. MORGAN SECURITIES PLC

[Signature page to the Subscription Agreement]

MERRILL LYNCH INTERNATIONAL

By:	/s/ MERRILL LYNCH INTERNATIONAL

[Signature page to the Subscription Agreement]

Schedule 1

MANAGERs’ underwriting commitments

Manager	Underwriting commitment
Barclays Bank PLC	U.S.$187,500,000
BNP Paribas	U.S.$187,500,000
Goldman Sachs International	U.S.$187,500,000
J.P. Morgan Securities plc	U.S.$0
Merrill Lynch International	U.S.$187,500,000
Total	U.S.$750,000,000

12

EXHIBIT C

AFRICAN DEVELOPMENT BANK

LEGAL SERVICES DEPARTMENT

AVENUE JOSEPH ANOMA 01 BP 1387 ABIDJAN 01 COTE D’IVOIRE TELEPHONE: (225) 27 20 26 20 32

OFFICE OF THE GENERAL COUNSEL

DATE: 7 February 2024
REF: PGCL/SA/ef/let/2024/021

To:

BNP Paribas

Goldman Sachs International

(the Structuring Advisers)

Barclays Bank PLC

Merrill Lynch International

(together with the Structuring Advisers, the "Joint Bookrunners")

J.P. Morgan Securities plc

(the Co-Lead Manager, and the Co-Lead Manager together with the Joint Bookrunners, the Managers and each a Manager)

Dear Sirs,

RE: AFRICAN DEVELOPMENT BANK

Issuance of U.S.$ 750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes

Issued pursuant to the Global Debt Issuance Facility for issues of Notes with maturities of one day or longer

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "Bank") in connection with the issue by the Bank of U.S.$ 750,000,000 Undated 10.5 Year Non-Call Deeply Subordinated Fixed Rate Reset Notes (the "Notes") issued pursuant to the Bank's Global Debt Issuance Facility for issues of Notes with maturities of one day or longer (the "Facility"). Reference herein to the Notes includes the Registered Note, unless the context otherwise requires.

For the purposes of this opinion, I have examined, inter alia, the following:

(a)	the Agreement Establishing the African Development Bank (the "Bank Agreement") in its present form and the current By-Laws of the Bank including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b)	the opinion of the General Counsel of the Bank (the "General Counsel") dated 19 December 2001, given in connection with the Facility (the "Original Opinion");

(c)	the opinion of the General Counsel dated 8 September 2009, given in connection with the update of the Facility (the "Update Opinion");

2

(d)	resolution B/BD/2023/12 of the Board of Directors of the Bank adopted on 8 December 2023 approving the Bank's borrowing programme for the year 2024;

(e)	the preliminary drawdown information memorandum dated 15 September 2023;

(f)	the preliminary drawdown information memorandum dated 29 January 2024;

(g)	the drawdown information memorandum dated 30 January 2024;

(h)	the issuing and paying agency agreement dated 8 September 2009, as supplemented by a supplemental issuing and paying agency agreement dated 7 February 2024 (the “Supplemental Issuing and Paying Agency Agreement”), including the form of the Registered Note (as so supplemented, the “Issuing and Paying Agency Agreement”);

(i)	the subscription agreement dated 30 January 2024 relating to the Notes (the "Subscription Agreement");

(j)	the legal opinion of Allen & Overy LLP as to English Law dated 7 February 2024; and

(k)	the legal opinion of Allen & Overy LLP as to United States Securities and federal income tax law dated 7 February 2024.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion. Terms and expressions which are defined in the terms and conditions of the Notes set out in the Supplemental Issuing and Paying Agency Agreement have the same respective meanings when used in this legal opinion, unless the context otherwise requires.

Having examined the foregoing, I am of the opinion that:

(i)	in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though: (a) the statements made in the Original Opinion and the Update Opinion were made by me on the date hereof; and (b) the Original Opinion and the Update Opinion were addressed to the Managers;

(ii)	the Subscription Agreement and the Supplemental Issuing and Paying Agency Agreement have been duly authorised and executed, and delivered by or on behalf of the Bank;

(iii)	each of the Subscription Agreement and the Supplemental Issuing and Paying Agency Agreement constitutes a valid, legally binding and enforceable obligation of the Bank and that the performance thereof is within the capacity and power of the Bank;

(iv)	the Notes will, when issued, constitute direct, unsecured and general obligations of the Bank and will rank (a) pari passu and without any preference among themselves, (b) subordinated in right of payment to the repayment in full of all Senior Obligations and (c) senior only to Junior Obligations;

(v)	all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and

3

the Supplemental Issuing and Paying Agency Agreement, for the issuance of the Notes, and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(vi)	the Notes will, when issued, authenticated and registered in the register maintained for that purpose, constitute valid and legally binding obligations of the Bank which are enforceable in accordance with their terms and conditions; and

(vii)	the execution and delivery of the Subscription Agreement and the Supplemental Issuing and Paying Agency Agreement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under, any agreement or instrument to which the Bank is a party or to which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation, judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person, save that you may release a copy of this opinion (a) to the extent required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you, (c) in connection with any actual or potential dispute or claim to which you are a party relating to the issue of the Notes or (d) to any of your affiliates, in each case for the purposes of information only on the strict understanding that we assume no duty of care or other responsibility whatsoever to any such recipient or any liability whatsoever as a result or otherwise. With respect to the opinion expressed in paragraph (vi) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under section 9 (a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied, with respect to matters of English and U.S. Securities and federal income tax law, upon the aforementioned legal opinions of Allen & Overy LLP.

Yours faithfully,

/s/ Souley AMADOU
Souley AMADOU
General Counsel